Filed pursuant to Rule 424(b)(5)
Registration No. 333-165511

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Class A Common Stock	$224,302,417.84	$15,992.76
(1) Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended. This "Calculation of Registration Fee" table shall be deemed to update the "Calculation of Registration Fee" table in the registrant's Registration Statement on Form S-3 (File No. 333-165511) in accordance with Rules 456(b) and 457(r) under the Securities Act of 1933, as amended.

Prospectus Supplement to Prospectus dated March 16, 2010.

7,397,837 Shares
Class A Common Stock

All of the shares of Lazard Ltd Class A common stock in this offering are being sold by the selling shareholders identified in this prospectus supplement.  Lazard Ltd will not receive any proceeds from the sale of shares of its Class A common stock being sold by the selling shareholders.  In connection with this offering, Lazard Group LLC has agreed to purchase an additional 2,500,000 shares of Lazard Ltd Class A common stock from the selling shareholders through Goldman, Sachs & Co., as agent, at a price of $30.32 per share which will result in $75,800,000 of proceeds to the selling shareholders.  This purchase by Lazard Group LLC is conditioned upon the closing of this offering.

Lazard Ltd's Class A common stock is listed on the New York Stock Exchange under the symbol "LAZ".  The last reported sale price of Lazard Ltd Class A common stock on August 3, 2010 was $31.54 per share.

Investing in our common stock involves risks. See "Risk Factors" beginning on page S-11 of this prospectus supplement and page 4 of the accompanying prospectus and "Item 1A. Risk Factors" on page 15 of our Annual Report on Form 10-K for the year ended December 31, 2009 and "Item 1A. Risk Factors" on page 75 of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 to read about factors you should consider before buying shares of Lazard Ltd Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus.  Any representation to the contrary is a criminal offense.

Goldman, Sachs & Co. has agreed to purchase the Class A common stock from the selling shareholders at a price of $30.32 per share which will result in $224,302,417.84 of proceeds to the selling shareholders.

Goldman, Sachs & Co. may offer the shares of Class A common stock from time to time for sale in one or more transactions on the New York Stock Exchange, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.

Goldman, Sachs & Co. expects to deliver the shares against payment in New York, New York on August 6, 2010.

Goldman, Sachs & Co.

The date of this prospectus supplement is August 3, 2010.

Prospectus Supplement

 Prospectus

No person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus.  You must not rely on any unauthorized information or representations.  This prospectus supplement and the accompanying prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.  The information contained in this prospectus supplement or the accompanying prospectus is current only as of its date.

i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts.  The first part is this prospectus supplement, which describes the specific terms of this offering and certain other matters.  The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering.  Generally, unless we specify otherwise, when we refer only to the "prospectus", we are referring to both parts combined.

If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.  This prospectus supplement, the accompanying prospectus and the documents incorporated into each by reference include important information about us, the shares being offered and other information you should know before investing.  You should carefully read this prospectus supplement and the accompanying prospectus together with additional information described under the heading "Where You Can Find More Information" before investing in our Class A common stock, which we refer to in this prospectus supplement as our "common stock".

In this prospectus supplement, unless the context otherwise requires, the terms:

●
"Lazard", "we", "our", "us" and the "Company" refer to Lazard Ltd, a Bermuda exempted company whose shares of common stock are publicly traded on the New York Stock Exchange under the symbol "LAZ", and its subsidiaries, including Lazard Group.

●
"Lazard Group" refers to Lazard Group LLC, a Delaware limited liability company that is the holding company for the subsidiaries that conduct Lazard's business (which includes all of the businesses, subsidiaries, assets and liabilities of Lazard Ltd and Lazard Group, and which we refer to in this prospectus supplement as "our business").

We prepare our financial statements in U.S. dollars and in conformity with U.S. generally accepted accounting principles, or "U.S. GAAP", including all of the financial statements incorporated by reference or included in this prospectus supplement.  Our fiscal year ends on December 31.  In this prospectus supplement, except where otherwise indicated, references to “$” or “dollars” are to the lawful currency of the United States.

The Lazard logo and the other trademarks, trade names and service marks of Lazard mentioned in this prospectus supplement, including Lazard®, are the property of, and are used with the permission of, our subsidiaries.

Unless specifically noted, information in this prospectus supplement (other than the front and back cover pages) assumes and gives effect to the simultaneous consummation of this offering and the purchase by Lazard Group of 2,500,000 shares of our common stock from the selling shareholders through Goldman, Sachs & Co., as agent, at the price per share paid by Goldman, Sachs & Co. for the shares in this offering.

You should rely only on the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and accompanying prospectus.  We have not authorized anyone to provide you with different information.  The distribution of this prospectus supplement or the accompanying prospectus and the sale of these securities in certain jurisdictions may be restricted by law.  Persons in possession of this prospectus supplement or the accompanying prospectus are required to inform themselves about and observe any such restrictions.  We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.  You should assume that the information appearing in this prospectus supplement is accurate only as of the date on the front cover of this prospectus supplement and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference.  Our business, financial condition, results of operations and prospects may have changed since such dates.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the United States Securities and Exchange Commission ("SEC").  You may read and copy any document the Company files at the SEC's public reference room located at 100 F Street, N.E., Washington, D.C. 20549, U.S.A.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Our SEC filings are also available to the public from the SEC's internet site at http://www.sec.gov.

We maintain an Internet site at http://www.lazard.com.  The information contained in or connected to our website is not a part of this prospectus supplement, and you should not rely on such information in making your decision whether to purchase our common stock.

We are "incorporating by reference" into this prospectus supplement specific documents that we file with the SEC, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus supplement.  Information that we file subsequently with the SEC will automatically update and supersede this information.  We incorporate by reference the documents listed below, and any future documents that we file with the SEC (excluding any portions of such documents that are "furnished" but not "filed" for purposes of the Exchange Act) under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (which we refer to in this prospectus supplement as the "Exchange Act"), until the termination of the offerings of all of the common stock covered by this prospectus supplement have been completed.  This prospectus supplement is part of a registration statement filed with the SEC.

We are incorporating by reference into this prospectus supplement the following documents filed with the SEC (excluding any portions of such documents that have been "furnished" but not "filed" for purposes of the Exchange Act):

●	Lazard Ltd's Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed on March 1, 2010 ("Annual Report on Form 10-K") (File No. 001-32492);

●	Lazard Ltd's Proxy Statement on Schedule 14A, filed on March 23, 2010 ("Proxy Statement") (File No. 001-32492);

●	Lazard Ltd’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, filed on April 30, 2010 (File No. 001-32492);

●	Lazard Ltd's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, filed on July 30, 2010 (File No. 001-32492);

●	Lazard Ltd's Current Reports on Form 8-K filed on March 22, 2010, March 23, 2010 and June 15, 2010; and

●
Description of the Class A common stock contained in the final prospectus for Lazard Ltd filed pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended (the "Securities Act"), on May 6, 2005 with respect to the Registration Statement on Form S-1 (the "S-1 Registration Statement") (File No. 333-121407).

We will provide to each person, including any beneficial owner, to whom a prospectus supplement is delivered, upon written or oral request and without charge, a copy of the documents referred to above that we have incorporated by reference in this prospectus supplement.  You can request copies of such documents if you write to us at the following address: Investor Relations, Lazard Ltd, 30 Rockefeller Plaza, New York, New York 10020 or call us at (212) 632-6000.  You may also obtain copies of any such documents by visiting our website at http://www.lazard.com.

This prospectus supplement and information incorporated by reference herein contain summaries of certain agreements that we have filed as exhibits to our various SEC filings, as well as certain agreements that we will enter into in connection with the offering of common stock covered by this prospectus supplement.  The descriptions of these agreements contained in this prospectus supplement or information incorporated by reference herein do not purport to be complete and are subject to, and qualified in their entirety by reference to, the definitive agreements.  Copies of the definitive agreements will be made available without charge to you by making a written or oral request to us at the address or telephone number listed above.

You should rely only upon the information contained in this prospectus supplement and incorporated by reference in this prospectus supplement.  We have not authorized anyone to provide you with different information.  You should not assume that the information in this document is accurate as of any date other than that on the front cover of this prospectus supplement.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein, in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in any subsequent prospectus supplement, modifies or supersedes such statement.  Any such statement so modified or superseded shall not be deemed, except as so modified and superseded, to constitute a part of this prospectus supplement.

PROSPECTUS SUPPLEMENT SUMMARY

Business

We are one of the world’s preeminent financial advisory and asset management firms and have long specialized in crafting solutions to the complex financial and strategic challenges of our clients. We serve a diverse set of clients around the world, including corporations, partnerships, institutions, governments and high-net worth individuals. The first Lazard partnership was established in 1848. Over time we have extended our activities beyond our roots in New York, Paris and London. We currently operate from 40 cities across 26 countries throughout North America, Europe, Asia, Australia and Central and South America.

Our Business Model

We focus primarily on two business segments:  Financial Advisory and Asset Management. We believe that the mix of our activities across business segments, geographic regions, industries and investment strategies helps to diversify and stabilize our revenue stream.

Financial Advisory

We offer corporate, partnership, institutional, government and individual clients across the globe a wide array of financial advisory services regarding mergers and acquisitions ("M&A") and other strategic matters, restructurings, capital structure, capital raising and various other corporate finance matters. We focus on solving our clients' most complex problems, providing advice to senior management, boards of directors and business owners of prominent companies and institutions in transactions that typically are of significant strategic and financial importance to them.

We continue to build our Financial Advisory business by fostering long-term, senior level relationships with existing and new clients as their independent advisor on strategic transactions. We seek to build and sustain long-term relationships with our clients rather than focusing on individual transactions, a practice that we believe enhances our access to senior management of major corporations and institutions around the world. We emphasize providing clients with senior level focus during all phases of transaction execution.

While we strive to earn repeat business from our clients, we operate in a highly competitive environment in which there are no long-term contracted sources of revenue. Each revenue-generating engagement is separately negotiated and awarded. To develop new client relationships, and to develop new engagements from historical client relationships, we maintain an active dialogue with a large number of clients and potential clients, as well as with their financial and legal advisors, on an ongoing basis. We have gained a significant number of new clients each year through our business development initiatives, through recruiting additional senior investment banking professionals who bring with them client relationships and through referrals from directors, attorneys and other third parties with whom we have relationships. At the same time, we lose clients each year as a result of the sale or merger of a client, a change in a client's senior management, competition from other investment banks and other causes.

We seek to offer our services across most major industry groups, including, in many cases, sub-industry specialties. Our Mergers and Acquisitions managing directors and professionals are organized to provide advice in the following major industry practice areas: consumer, financial institutions, financial sponsors, healthcare and life sciences, industrial, power and energy/infrastructure, real estate and technology, media and telecommunications.  These groups are managed locally in each relevant geographic region and are coordinated globally, which allows us to bring local industry-specific knowledge to bear on behalf of our clients on a global basis. We believe that this enhances the quality of the advice that we can offer, which improves our ability to market our capabilities to clients.

In addition to our Mergers and Acquisitions and Restructuring practices, we also maintain specialties in the following distinct practice areas within our Financial Advisory segment: government advisory, capital structure and debt advisory, fund raising for alternative investment funds, private investment in public equity, or "PIPE", and corporate finance.

Our focus in our Financial Advisory business is on:

●	making a significant investment in our intellectual capital with the addition of senior professionals who we believe have strong client relationships and industry expertise,

●	increasing our contacts with existing clients to further enhance our long-term relationships and our efforts in developing new client relationships,

●
expanding the breadth and depth of our industry expertise and selectively adding new practice areas, such as our capital structure advisory effort to help corporations and governments in addressing the significant deleveraging that is unfolding in the developed markets,

●
coordinating our industry specialty activities on a global basis and increasing the integration of our industry experts in mergers and acquisitions with our Restructuring and Capital Markets professionals, and

●
broadening our geographic presence by adding new offices, including, since the beginning of 2007, offices in Australia (Melbourne), Switzerland (Zurich) and United Arab Emirates (Dubai City), as well as new regional offices in the U.S. (Boston, Minneapolis, Charlotte and Washington DC), acquiring a 50% interest in a financial advisory firm with offices in Central and South America (Argentina, Chile, Panama, Uruguay and Peru) and entering into a joint cooperation agreement in Eastern Europe and Russia, as well as a strategic alliance with a financial advisory firm in Mexico.

In addition to the investments made as part of this strategy, we believe that the following external market factors may enable our Financial Advisory business to benefit by:

●	increasing demand for independent, unbiased financial advice,

●	continued demand for Restructuring advice, and

●	a potential increase in cross-border M&A and large capitalization M&A, two of our areas of historical specialization.

Going forward, our strategic emphasis in our Financial Advisory business is to leverage the investments we have made in recent years to grow our business and drive our productivity. We continue to seek to opportunistically attract outstanding individuals to our business. We routinely reassess our strategic position and may in the future seek opportunities to further enhance our competitive position. In this regard, during 2007 and 2008, as described above, we broadened our geographic footprint through acquisitions, investments and alliances in Australia, Eastern Europe, Russia and Central and South America, and by opening new offices. In addition, as a result of acquiring Goldsmith, Agio, Helms and Lynner LLC ("GAHL") in 2007, we launched “Lazard Middle Market”, which advises primarily mid-sized private companies.

Asset Management

Our Asset Management business provides investment management and advisory services to institutional clients, financial intermediaries, private clients and investment vehicles around the world. Our goal in our Asset Management business is to produce superior risk-adjusted investment returns and provide investment solutions customized for our clients. Many of our equity investment strategies share an investment philosophy that centers on fundamental security selection with a focus on the trade-off between a company’s valuation and its financial productivity.

Our strategic plan in our Asset Management business is to focus on delivering superior investment performance and client service and broadening our product offerings and distribution in selected areas in order to continue to drive improved business results. Over the past several years, in an effort to improve the operations of Lazard Asset Management LLC ("LAM") and expand our business, we have:

●	focused on enhancing our investment performance,

●	improved our investment management platform by adding a number of senior investment professionals (including portfolio managers and analysts),

●	continued to strengthen our marketing and consultant relations capabilities,

●	expanded our product platform, and

●	continued to expand LAM’s geographic reach, including through opening offices in Hong Kong and Bahrain.

We believe that our Asset Management business has long maintained an outstanding team of portfolio managers and global research analysts. We intend to maintain and supplement our intellectual capital to achieve our goals. We routinely reassess our strategic position and may in the future seek acquisitions or other transactions, including the opportunistic hiring of new employees, in order to further enhance our competitive position. We also believe that our specific investment strategies, global reach, unique brand identity and access to multiple distribution channels may allow us to expand into new investment products, strategies and geographic locations. In addition, we plan to expand our participation in alternative investment activities through investments in new and successor funds, and are considering expanding the services we offer to high-net worth individuals, through organic growth, acquisitions or otherwise.

Lazard's Organizational Structure

Lazard Group is a Delaware limited liability company and the holding company for the subsidiaries that conduct our business.  Lazard Group has two primary holders of its membership interests: Lazard Ltd and LAZ-MD Holdings LLC, a Delaware limited liability company that holds equity interests in Lazard Group and the Class B common stock of Lazard Ltd, which we refer to in this prospectus supplement as "LAZ-MD Holdings".  Lazard Ltd has no material assets other than indirect ownership of approximately 89.2% of the common membership interests of Lazard Group as of August 5, 2010 (or approximately 91.3% of the common membership interests of Lazard Group after this offering and the Lazard Group Purchase), and indirect control of both of the managing members of Lazard Group.  Lazard Ltd controls Lazard Group through this managing member position.  The remaining approximately 10.8% of Lazard Group's common membership interests as of August 5, 2010 (or approximately 8.7% of the common membership interests of Lazard Group after this offering and the Lazard Group Purchase) is held by LAZ-MD Holdings, the holding company that is owned by current and former managing directors of Lazard Group.  The Lazard Group common membership interests held by LAZ-MD Holdings are effectively exchangeable over time on a one-for-one basis with Lazard Ltd for shares of Class A common stock.

Each share of our Class A common stock entitles its holder to one vote per share.  Each LAZ-MD Holdings exchangeable interest, all of which are held by the two classes of members of Lazard Group that consist of current and former managing directors (or their family members, trusts and charitable foundations), which we refer to in this prospectus supplement as the "working members", is effectively exchangeable together with a Lazard Group common interest held by LAZ-MD Holdings for a share of our common stock, with such ratio subject to adjustment.  The single outstanding share of our Class B common stock is intended to allow our current and former managing directors holding LAZ-MD Holdings exchangeable interests to individually vote in proportion to their indirect economic interests in Lazard Ltd.  For a description of the voting rights of holders of LAZ-MD Holdings exchangeable interests, see "Certain Relationships and Related Transactions—LAZ-MD Holdings Stockholders' Agreement" in our Proxy Statement.  Our Class B common stock has approximately 10.8% of the voting power of Lazard Ltd as of August 5, 2010 (or approximately 8.7% of the voting power of Lazard Ltd after this offering and the Lazard Group Purchase), which percentage will further decrease proportionately as Lazard Group common membership interests are exchanged for shares of our common stock.  Upon full exchange of the LAZ-MD Holdings exchangeable interests for shares of our common stock, the Class B common stock would cease to be outstanding, and all of the Lazard Group common membership interests formerly owned by LAZ-MD Holdings would be owned indirectly by Lazard Ltd.

Lazard Ltd was incorporated in Bermuda on October 25, 2004.  Lazard Group was formed in Delaware on March 2, 2000 under the name Lazard LLC and was renamed Lazard Group LLC on May 10, 2005.  Our principal executive offices are located in the United States at 30 Rockefeller Plaza, New York, New York 10020, with a general telephone number of (212) 632-6000, in France at 121 Boulevard Haussmann, 75382 Paris Cedex 08, with a general telephone number of 33-1-44-13-01-11, and in the United Kingdom at 50 Stratton Street, London W1J 8LL, with a general telephone number of 44-207-187-2000.  Our registered office in Bermuda is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, with a general telephone number of (441) 295-1422.  We maintain an Internet site at http://www.lazard.com.  The information contained in or connected to our website is not a part of this prospectus supplement, and you should not rely on such information in making your decision whether to purchase our common stock.

The Offering

Common stock offered by the selling shareholders in this offering:	7,397,837 shares

Common stock to be outstanding immediately after this offering:

Class A common stock(a)	115,715,862 shares

Class B common stock	1 share

Lazard Group common membership interests to be outstanding immediately after this offering:

Owned by Lazard Ltd	115,715,862 interests

Owned by LAZ-MD Holdings(b)	10,970,476 interests

Total	126,686,338 interests

Dividend policy
On July 27, 2010, our board of directors declared a dividend of $0.125 per share, which is payable on
August 27, 2010, to stockholders of record on August 6, 2010.  Therefore, purchasers of common stock in this offering who are stockholders of record on August 6, 2010, will be entitled to receive this dividend.  We declared a quarterly cash dividend on our common stock during each of the four quarters of 2008 and 2009 and the first and second quarters of 2010.

We currently intend to declare quarterly dividends on all outstanding shares of our common stock. The declaration of any dividends and, if declared, the amount of any such dividend, will be subject to our actual future earnings, cash flow and capital requirements; to the amount of distributions to us from Lazard Group; and to the discretion of our board of directors. For further discussion of the factors that will affect the determination by our board of directors to declare dividends, see "Price Range of Our Common Stock and Dividend Policy".

Lazard Group Stock Purchase
Lazard Group has agreed to purchase 2,500,000 shares of our common stock from the selling shareholders through Goldman, Sachs & Co., as agent, at the price per share paid by Goldman, Sachs & Co. for the shares in this offering (the "Lazard Group Purchase").  The Lazard Group Purchase is conditioned upon the closing of this offering.

Any shares sold pursuant to the Lazard Group Purchase shall be deemed to have been purchased by Goldman, Sachs & Co. on behalf of, and solely as agent for, Lazard Group.

Use of Proceeds	We will not receive any net proceeds from the sales of common stock offered by the selling shareholders in this offering. See "Use of Proceeds".

Risk Factors
For a discussion of factors you should consider before buying shares of our common stock, see "Risk Factors" in this prospectus supplement and in the accompanying prospectus, and the other risk factors included in our Annual Report on Form 10-K and in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010.

Material U.S. Federal Income Tax Considerations
We are treated as a partnership for U.S. Federal income tax purposes.  As a result, each holder of our common stock will be required to report on its income tax return its allocable share of our income, gains, losses and deductions.  For additional information concerning the material tax consequences of investing in our common stock, see "Material U.S. Federal Income Tax and Bermuda Tax Considerations".

New York Stock Exchange Symbol	LAZ

(a)
Includes (1) 2,703,693 shares of common stock to be sold pursuant to this offering and the Lazard Group Purchase by the selling shareholders upon the exchange of 2,703,693 common membership interests in Lazard Group held by LAZ-MD Holdings and (2) 113,012,169 shares of common stock outstanding immediately prior to this offering and the Lazard Group Purchase (including 3,728,282 shares of our common stock held by Lazard Group) but excludes (i) 10,970,476 shares of our common stock that will be issuable in connection with future exchanges of common membership interests in Lazard Group held by LAZ-MD Holdings, which Lazard Group common membership interests are effectively exchangeable for shares of our common stock on a one-for-one basis, (ii) up to 50,881,062 shares of our common stock available for issuance in connection with our 2005 Equity Incentive Plan and our 2008 Incentive Compensation Plan (22,750,096 stock units in respect of which have been granted (net of forfeitures) as of the date of this prospectus supplement and 28,130,966 of which are subject to awards following this offering and the Lazard Group Purchase), (iii) an additional 2,631,570 shares of our common stock that will be issuable or otherwise deliverable upon conversion of our outstanding $150 million convertible note, which we refer to as the "$150 million convertible note", held by Banca Intesa S.p.A. ("Intesa"), (iv) the following shares which are issuable in connection with the acquisitions of Carnegie, Wylie & Company (Holdings) PTY LTD ("CWC"), an Australia-based financial advisory firm, on July 31, 2007 and GAHL, a U.S. based advisory firm, on August 13, 2007: (A) 662,015 shares of our common stock that are issuable on a non-contingent basis, (B) shares of our common stock that are issuable upon the non-contingent conversion of 7,293 shares of our Series A preferred stock, with the number of shares of our common stock dependent, in part, upon future prices of our common stock, and (C) 948,631 shares of our common stock that are contingently issuable and 19,590 shares of our Series A preferred stock that are contingently convertible into shares of our common stock, with the number of such shares of our common stock dependent upon the future performance of GAHL and CWC, (v) 2,256,620 shares of our common stock (subject to upward adjustment to account for certain cash dividends) that we expect will be issued, subject to certain exceptions, on October 31, 2011 in connection with the LAM Merger (for a description of the LAM Merger, see note 8 of the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K) and (vi) up to 1,142,857 shares of our common stock issuable in connection with the July 15, 2009 acquisition of the management vehicles of The Edgewater Funds ("Edgewater"), a Chicago-based private equity business, which shares will be issued and paid only if certain performance thresholds for the next two Edgewater funds are met.  If, immediately following this offering and the Lazard Group Purchase, LAZ-MD Holdings exchanged all of its then-remaining Lazard Group common membership interests, members of LAZ-MD Holdings would own 10,970,476 additional shares of our common stock, representing approximately 8.7% of our outstanding common stock.

(b)	The Lazard Group common membership interests held by LAZ-MD Holdings are effectively exchangable over time, on a one-for-one basis, for shares of our common stock.

RISK FACTORS

You should carefully consider the following risk factors and the risk factors incorporated by reference into this prospectus supplement and all of the other information set forth in this prospectus supplement or incorporated by reference in this prospectus supplement, including our consolidated financial statements and related notes, before deciding to purchase shares of common stock offered by this prospectus supplement.  The risk factors set forth below and the risk factors incorporated by reference into this prospectus supplement primarily relate to the business of Lazard Group.  These risks also affect Lazard Ltd because Lazard Ltd has no material assets other than indirect ownership of approximately 89.2% of the common membership interests in Lazard Group as of August 5, 2010 (or approximately 91.3% of the common membership interests in Lazard Group after this offering and the Lazard Group Purchase) and its controlling interest in Lazard Group.  For a discussion of the risks related to our business, see "Item 1A.  Risk Factors" in our Annual Report on Form 10-K, as updated by annual, quarterly and other reports and documents we file with the SEC which are incorporated by reference in this prospectus supplement and the accompanying prospectus.  The following risk factors and the risk factors incorporated by reference into this prospectus supplement describe material risks of which we are aware.  If any of the events or developments described below actually occurred, our business, financial condition or results of operations would likely suffer.

Risks Related to this Offering

The market price and trading volume of our common stock may be volatile, and you may not be able to resell your shares at or above the public offering price.

The price of our common stock in this offering was determined through negotiations between us and the underwriter.  The negotiated price of this offering may not be indicative of the market price of the common stock after this offering.  The market price of our common stock will likely continue to fluctuate in response to the following factors, some of which are beyond our control, including the following:

●	quarterly fluctuations in our operating results,

●	changes in investors' and analysts' perception of the business risks and conditions of our business,

●	broader market fluctuations,

●	general economic and political conditions,

●	acquisitions and financings, including the potential issuance of a substantial number of shares of our common stock as consideration for past or future acquisitions and other transactions,

●
the issuance of a substantial number of shares of our common stock in exchange for a reduction of debt upon conversion of any portion of the $150 million convertible note held by Intesa, and further exchanges of the LAZ-MD Holdings exchangeable interests,

●
sale of a substantial number of shares of our common stock held by the existing security holders in the public market, including shares issued upon vesting of outstanding restricted stock units ("RSUs"), and

●	general conditions in the financial services industry.

As a result, shares of our common stock may trade at prices significantly below the price of this offering.  Declines in the price of our common stock may adversely affect our ability to recruit and retain key employees, including our managing directors and other key professional employees.

Should we be liquidated at our book value, investors would not receive the full amount of their investment.

The market price per share of our common stock exceeds the book value per share of our common stock.  Accordingly, should we be liquidated at our book value, investors would not receive the full amount of their investment.

Our share price may be impacted by the number of shares eligible for future sale and for exchange.

Immediately after this offering and the Lazard Group Purchase, our authorized and unissued shares of common stock will include (i) approximately 11.0 million shares of our common stock underlying the outstanding LAZ-MD Holdings exchangeable membership interests, (ii) approximately 22.8 million shares of our common stock underlying the RSUs and deferred stock units that have been granted pursuant to our 2005 Equity Incentive Plan and our 2008 Incentive Compensation Plan, (iii) approximately 2.6 million shares of our common stock issuable or otherwise deliverable in the event of conversion of our outstanding $150 million subordinated convertible note, and (iv) approximately 2.3 million shares of our common stock that are issuable in connection with the LAM Merger (the "LAM Merger") (see Note 8 of the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K). In addition, the following shares are issuable in connection with the acquisitions of CWC, GAHL and Edgewater: (A) approximately 662 thousand shares of our common stock that are issuable on a non-contingent basis, (B) shares of our common stock that are issuable upon the non-contingent conversion of approximately 7 thousand shares of our Series A preferred stock, with the number of shares of our common stock dependent, in part, upon future prices of our common stock, (C) approximately 949 thousand shares of our common stock that are contingently issuable and approximately 20 thousand shares of our Series A preferred stock that are contingently convertible into shares of our common stock, with the number of such shares of our common stock dependent upon the future performance of GAHL and CWC and (D) up to approximately 1.1 million shares of our common stock issuable in connection with the Edgewater acquisition, which shares will be issued and paid only if certain performance thresholds for the next two Edgewater funds are met.

We cannot predict whether, when and how many of our common shares will be sold into the market and the effect, if any, that the possibility of market sales of shares of our common stock, the actual sale of such shares or the availability of such shares will have on the market price of our common stock or our ability to raise capital through the issuance of equity securities from time to time.

As reflected in the table below, the remaining LAZ-MD Holdings exchangeable interests are effectively exchangeable into our common stock, and thereafter that common stock will become available for sale.  In addition, LAZ-MD Holdings and certain of our subsidiaries, with the consent of the Lazard Ltd board of directors, have the right to cause the holders of LAZ-MD Holdings exchangeable interests to exchange all such remaining interests during the 30-day period following May 10, 2014 and under certain other circumstances.  For a discussion of these exchange and transfer restrictions, see "Certain Relationships and Related Transactions—Relationship with LAZ-MD Holdings and LFCM Holdings—Master Separation Agreement" in our Proxy Statement.

The following table reflects the timetable for exchangeability of the LAZ-MD Holdings exchangeable interests.  As described below, exchangeability may be accelerated under certain circumstances as described in "Compensation of Executive Officers—Grants of Plan Based Awards—Retention Agreements with Named Executive Officers", "Certain Relationships and Related Transactions—LAZ-MD Holdings Stockholders' Agreement" and "Certain Relationships and Related Transactions—Relationship with LAZ-MD Holdings and LFCM Holdings—Master Separation Agreement—LAZ-MD Holdings Exchangeable Interests" in our Proxy Statement.

	Number of additional shares of our common stock that are expected to become available for exchange under LAZ—MD Holdings exchangeable interests
Dates after which exchangeability is allowed	Prior to this Offering and the Lazard Group Purchase	After this Offering and the Lazard Group Purchase
On or before May 10, 2010	9,134,256	6,430,563
May 10, 2011	395,393	395,393
May 10, 2012	—	—
May 10, 2013	4,144,520	4,144,520

Total	13,674,169(a)	10,970,476(a)
(a) Does not reflect shares previously exchanged for LAZ-MD Holdings exchangeable interests that may not have all been sold.  In this offering, 7,194,144 of such shares are being sold.

Lazard Ltd's only material asset is its indirect interests in Lazard Group, and it is accordingly dependent upon distributions from Lazard Group to pay dividends and taxes and other expenses.

Lazard Ltd is a holding company and, as of August 5, 2010, had no operating assets other than the indirect ownership of approximately 89.2% of the common membership interests of Lazard Group as of August 5, 2010 (or approximately 91.3% of the common membership interests of Lazard Group after this offering and the Lazard Group Purchase), and indirect control of both of the managing members of Lazard Group.  Lazard Ltd controls Lazard Group through this managing member position.  Lazard Ltd has no independent means of generating revenue.  Our wholly-owned subsidiaries incur income taxes on their proportionate share of any net taxable income of Lazard Group in their respective tax jurisdictions.  We intend to continue to cause Lazard Group to make distributions to its members, including our wholly-owned subsidiaries, in an amount sufficient to cover all applicable taxes payable by us and dividends, if any, declared by us.  To the extent that our subsidiaries need funds to pay taxes on their share of Lazard Group's net taxable income, or if Lazard Ltd needs funds for any other purpose, and Lazard Group is restricted from making such distributions under applicable law or regulation, or is otherwise unable to provide such funds, it could materially adversely affect our business, financial condition or results of operations.  See "Price Range of Our Common Stock and Dividend Policy".

Lazard Ltd may issue preference shares and our bye-laws and Bermuda law may discourage takeovers, which could affect the rights of holders of our common stock.

The ownership of the Class B common stock gives LAZ-MD Holdings and, through the LAZ-MD Holdings stockholders' agreement, the members of LAZ-MD Holdings, control of a substantial portion of the total voting power of Lazard Ltd, which could, among other things, impede a change in control of Lazard Ltd without LAZ-MD Holdings' consent.  We currently have 15,000,000 authorized preference shares, of which 26,883 shares of non-participating convertible Series A preferred stock are issued and outstanding.  Our board of directors currently has the authority to issue up to 14,973,117 preference shares without any further vote or action by the shareholders, in accordance with the provisions of our bye-laws.  Since the preference shares could be issued with liquidation, dividend and other rights superior to those of our common stock, the rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any such preference shares.  The issuance of preference shares could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.  Further, the provisions of our bye-laws, including our classified board of directors and the ability of shareholders to remove directors only for cause, and of Bermuda law, could have the effect of delaying or preventing a change in control of Lazard Ltd.

Lazard Ltd is incorporated in Bermuda, and a significant portion of its assets are located outside the U.S. As a result, it may not be possible for shareholders of Lazard Ltd to enforce civil liability provisions of the U.S. Federal or state securities laws.

Lazard Ltd is incorporated under the laws of Bermuda, and a significant portion of its assets are located outside the U.S.  It may not be possible to enforce court judgments obtained in the U.S. against Lazard Ltd in Bermuda, or in countries other than the U.S. where Lazard Ltd has assets, based on the civil liability provisions of the Federal or state securities laws of the U.S.  In addition, there is some doubt as to whether the courts of Bermuda and other countries would recognize or enforce judgments of U.S. courts obtained against Lazard Ltd or its directors or officers based on the civil liabilities provisions of the Federal or state securities laws of the U.S. or would hear actions against Lazard Ltd or those persons based on those laws.  Lazard Ltd has been advised by its legal advisors in Bermuda that the U.S. and Bermuda do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters.  Therefore, a final judgment for the payment of money rendered by any Federal or state court in the U.S. based on civil liability, whether or not based solely on U.S. Federal or state securities laws, would not automatically be enforceable in Bermuda.  Similarly, those judgments may not be enforceable in countries other than the U.S. where we have assets.

Bermuda law differs from the laws in effect in the U.S. and may afford less protection to our shareholders.

Our shareholders may have more difficulty protecting their interests than would shareholders of a corporation incorporated in a jurisdiction of the U.S.  As a Bermuda company, Lazard Ltd is governed by the Companies Act 1981 of Bermuda, which we refer to in this prospectus supplement as the "Companies Act".  The Companies Act differs in some material respects from laws generally applicable to U.S. corporations and shareholders, including the provisions relating to interested directors, mergers, amalgamations and acquisitions, takeovers, shareholder lawsuits and indemnification of directors.

Under Bermuda law, the duties of directors and officers of a company are generally owed to the company only.  Shareholders of Bermuda companies generally do not have rights to take action against directors or officers of the company, and may only do so in limited circumstances.  Officers of a Bermuda company must, in exercising their powers and performing their duties, act honestly and in good faith with a view to the best interests of the company and must exercise the care and skill that a reasonably prudent person would exercise in comparable circumstances.  Directors have a duty not to put themselves in a position in which their duties to the company and their personal interests may conflict and also are under a duty to disclose any personal interest in any contract or arrangement with the company or any of its subsidiaries.  If a director or officer of a Bermuda company is found to have breached his or her duties to that company, he or she may be held personally liable to the company in respect of that breach of duty.  A director may be liable jointly and severally with other directors if it is shown that the director knowingly engaged in fraud or dishonesty.  In cases not involving fraud or dishonesty, the liability of the director will be determined by the Bermuda courts on the basis of their estimation of the percentage of responsibility of the director for the matter in question, in light of the nature of the conduct of the director and the extent of the causal relationship between his or her conduct and the loss suffered.

In addition, our bye-laws provide that no director shall be liable to the Company, any of our shareholders or any other person for the acts, neglects or defaults of any other director, or for any loss or expense happening to the Company through the insufficiency or deficiency of title to any property acquired by order of the directors for or on behalf of the Company, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Company shall be invested, or for any loss or damage arising from the bankruptcy, insolvency, or tortuous act of any person with whom any moneys, securities or effects shall be deposited, or for any loss occasioned by any error of judgment, omission, default, or oversight on his or her part, or for any other loss, damage, or misfortune whatever which shall happen in relation to the execution of the duties of his or her office, provided that such provisions shall not extend to any matter which would render any of them void under the Companies Act.

There are provisions in our bye-laws that may require certain of our non-U.S. shareholders to sell their shares to Lazard Ltd or to a third party.

Our bye-laws provide that if our board of directors determines that we or any of our subsidiaries do not meet, or in the absence of repurchases of shares will fail to meet, the ownership requirements of a limitation on benefits article of any bilateral income tax treaty with the U.S. applicable to us, and that such tax treaty would provide material benefits to us or any of our subsidiaries, we generally have the right, but not the obligation, to repurchase at fair market value (as determined in the good faith discretion of our board of directors) shares of our common stock from any shareholder who beneficially owns more than 0.25% of the outstanding shares of our common stock and who fails to demonstrate to our satisfaction that such shareholder is either (a) a U.S. citizen or (b) a qualified resident of the U.S. or the other contracting state of the applicable tax treaty (as determined for purposes of the relevant provision of the limitation on benefits article of such treaty).  Natixis S.A. ("Natixis") is not subject to this repurchase right with respect to the 6,999,800 aggregate number of shares it acquired pursuant to certain transactions between us and IXIS-Corporate & Investment Bank (now known as Natixis) in May 2005, which we refer to as the "Natixis placements".

The number of shares that may be repurchased from any such shareholder will equal the product of the total number of shares that Lazard Ltd reasonably determines to purchase to ensure ongoing satisfaction of the limitation on benefits article of the applicable tax treaty, multiplied by a fraction, the numerator of which is the number of shares beneficially owned by such shareholder (other than the 6,999,800 aggregate number of shares Natixis acquired pursuant to the Natixis placements), and the denominator of which is the total number of shares (reduced by the aggregate number of shares Natixis acquired pursuant to the Natixis placements) beneficially owned by such shareholders subject to this repurchase right.

Instead of exercising the repurchase right described above, Lazard Ltd will have the right, but not the obligation, to cause the transfer to, and procure the purchase by, any U.S. citizen or a qualified resident of the U.S. or the other contracting state of the applicable tax treaty (as determined for purposes of the relevant provision of the limitation on benefits article of such treaty) of the number of outstanding shares beneficially owned by any shareholder that are otherwise subject to repurchase under our bye-laws as described above, at fair market value (as determined in the good faith discretion of our board of directors).

 Outcome of future U.S. tax legislation is unknown at the present time.

On February 1, 2010, the Obama Administration presented its 2011 budget proposals to Congress. The budget proposals included several revenue raisers, including proposals to (i) limit the deduction of certain related party interest; (ii) defer the deduction of interest attributable to foreign source income of foreign subsidiaries; and (iii) repeal the exemption under current law from withholding tax for interest and dividends paid by certain types of U.S. corporations. Each of these proposals would be effective only for taxable years beginning after December 31, 2010. In addition, other members of Congress have proposed legislation that, if enacted, would reclassify certain types of publicly-traded entities as U.S. corporations for tax purposes if the management and control of such entities occurs primarily within the U.S.

We are currently unable to predict the ultimate outcome of any of these proposals. If enacted in their current form, however, some of these proposals may increase Lazard’s effective tax rate during future periods.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the information incorporated herein by reference include forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act.  We have made statements in this prospectus supplement and in the information incorporated by reference in this prospectus supplement under the captions "Prospectus Supplement Summary" and "Risk Factors", and in other sections of this prospectus supplement that are forward-looking statements.  In some cases, you can identify these statements by forward-looking words such as "may", "might", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential" or "continue", and the negative of these terms and other comparable terminology.  These forward-looking statements, which are subject to known and unknown risks, uncertainties and assumptions about us, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business.  These statements are only predictions based on our current expectations and projections about future events.  There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements.  In particular, you should consider the numerous risks and uncertainties outlined in "Risk Factors" above or incorporated by reference into this prospectus supplement, including the following:

●	a decline in general economic conditions or the global financial markets,

●	losses caused by financial or other problems experienced by third parties,

●	losses due to unidentified or unanticipated risks,

●	a lack of liquidity, i.e., ready access to funds, for use in our businesses, and

●	competitive pressure on our businesses and on our ability to retain our employees.

These risks and uncertainties are not exhaustive.  Other sections of this prospectus supplement may include additional factors which could adversely impact our business and financial performance.  Moreover, we operate in a very competitive and rapidly changing environment.  New risks and uncertainties emerge from time to time, and it is not possible for our management to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements.  Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements.  You should not rely upon forward-looking statements as predictions of future events.  We are under no duty to update any of these forward-looking statements after the date of this prospectus supplement to conform our prior statements to actual results or revised expectations and we do not intend to do so.

Forward-looking statements include, but are not limited to, statements about the:

●	business' possible or assumed future results of operations and operating cash flows,

●	business' strategies and investment policies,

●	business' financing plans and the availability of short-term borrowing,

●	business' competitive position,

●	future acquisitions, including the consideration to be paid and the timing of consummation,

●	potential growth opportunities available to our businesses,

●	recruitment and retention of our managing directors and employees,

●	target levels of compensation expense,

●	business' potential operating performance, achievements, productivity improvements, efficiency and cost reduction efforts,

●	likelihood of success and impact of litigation,

●	expected tax rates,

●	changes in interest and tax rates,

●
expectations with respect to the economy, securities markets, the market for mergers, acquisitions, strategic advisory and restructuring activity, the market for asset management activity and other industry trends,

●	effects of competition on our businesses, and

●	impact of future legislation and regulation on our business.

We are committed to providing timely and accurate information to the investing public, consistent with our legal and regulatory obligations.  To that end, we use our websites to convey information about our businesses, including the anticipated release of quarterly financial results, quarterly financial, statistical and business-related information, and the posting of updates of assets under management in various mutual funds, hedge funds and other investment products managed by LAM and its subsidiaries.  Monthly updates of these funds are posted to the LAM website (www.lazardnet.com) on the third business day following the end of each month.  Investors can link to Lazard Ltd, Lazard Group and their operating company websites through http://www.lazard.com.  The information contained in or connected to our website is not a part of this prospectus supplement, and you should not rely on such information in making your decision whether to purchase our common stock.

USE OF PROCEEDS

      We will not receive any net proceeds from the sales of common stock offered by the selling shareholders.  We have agreed to pay the expenses of the selling shareholders in this offering and in connection with the sale of 2,500,000 shares to Lazard Group by the selling shareholders pursuant to the Lazard Group Purchase, other than the custodial fees applicable to the shares they sell.

PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND POLICY

 Price Range of Our Common Stock

Our Class A common stock is traded on the New York Stock Exchange under the symbol "LAZ".  There is no public trading market for our Class B common stock, which is held by LAZ-MD Holdings.  The following table sets forth, for the fiscal quarters indicated, the high and low sales prices per share of our Class A common stock, as reported in the consolidated transaction reporting system, and the quarterly dividends declared since the first quarter of 2007.

	Sales Price		Dividends per Share of Common Stock
	High	Low
2010
Third quarter (until August 3, 2010)	$31.68	$25.70	$0.125
Second quarter	$40.00	$26.30	$0.125
First quarter	$41.25	$33.31	$0.125
2009
Fourth quarter	$44.62	$34.66	$0.125
Third quarter	$42.70	$25.79	$0.125
Second quarter	$34.10	$25.20	$0.10
First quarter	$31.94	$20.55	$0.10
2008
Fourth quarter	$44.29	$19.17	$0.10
Third quarter	$50.00	$30.96	$0.10
Second quarter	$41.85	$32.84	$0.10
First quarter	$43.58	$29.00	$0.10
2007
Fourth quarter	$52.89	$38.36	$0.09
Third quarter	$49.75	$34.72	$0.09
Second quarter	$56.25	$43.88	$0.09
First quarter	$56.90	$46.33	$0.09

As of August 4, 2010, there were approximately 139 holders of record of our Class A common stock. This does not include the number of shareholders that hold shares in “street-name” through banks or broker-dealers.

On August 3, 2010, the last reported sales price for our Class A common stock on the New York Stock Exchange was $31.54 per share.

 Dividend Policy

Subject to compliance with applicable law, we currently intend to declare quarterly dividends on all outstanding shares of our Class A common stock.  The Class B common stock is not entitled to dividend rights.

On July 27, 2010 our board of directors declared a dividend of $0.125 per share, which is payable on August 27, 2010, to stockholders of record on August 6, 2010.  We declared a quarterly cash dividend on our common stock during each of the four quarters of 2008 and 2009 and the first and second quarters of 2010.

The declaration of any dividends and, if declared, the amount of any such dividend, will be subject to the actual future earnings, cash flow and capital requirements of our company, to the amount of distributions to us from Lazard Group and to the discretion of our board of directors.  Our board of directors will take into account:

●	general economic and business conditions,

●	the financial results of our company and Lazard Group,

●	capital requirements of the Company and our subsidiaries (including Lazard Group),

●	contractual, legal, tax and regulatory restrictions on and implications of the payment of dividends by us to our shareholders or by our subsidiaries (including Lazard Group) to us, and

●	such other factors as our board of directors may deem relevant.

We are a holding company and have no direct operations.  As a result, we depend upon distributions from Lazard Group to pay any dividends.  We expect to continue to cause Lazard Group to pay distributions to us in order to fund any such dividends, subject to applicable law and the other considerations discussed above.  In addition, as managing directors and other members of LAZ-MD Holdings convert their exchangeable interests into shares of our common stock, the number of our outstanding shares will increase, thereby diluting each shareholder's proportional interests in the excess cash held by us to the extent that we retain excess cash balances or acquire additional assets with excess cash balances.  For a discussion of Lazard Group's cash distribution policy, see "The Separation and Recapitalization Transactions and the Lazard Organizational Structure" in our S-1 Registration Statement.

Additionally, we are subject to Bermuda legal constraints that may affect our ability to pay dividends on our common stock and make other payments.  Under the Companies Act, we may declare or pay a dividend out of distributable reserves only if we have reasonable grounds for believing that we are, or would after the payment be, able to pay our liabilities as they become due and if the realizable value of our assets would thereby not be less than the aggregate of our liabilities and issued share capital and share premium accounts.

SELLING SHAREHOLDERS

The selling shareholders listed below include current and former managing directors of Lazard (including certain directors and a former executive officer) or companies formerly affiliated with Lazard and estates and related trusts of the foregoing who hold LAZ-MD Holdings exchangeable interests and common stock.  The selling shareholders are selling an aggregate of 9,897,837 shares of our common stock, which includes 7,397,837 pursuant to this prospectus supplement and 2,500,000 additional shares sold to Lazard Group through Goldman, Sachs & Co., as agent, conditioned on the closing of the offering (i.e., the Lazard Group Purchase).

The selling shareholders listed below are selling an aggregate of 9,897,837 shares of our common stock upon the exchange of an aggregate of 2,703,693 LAZ-MD Holdings exchangeable interests (with the remaining 7,194,144 shares having been issued in connection with prior exchanges of LAZ-MD Holdings exchangeable interests).  These LAZ-MD Holdings exchangeable interests will be exchanged immediately prior to the consummation of this offering.  See "Description of Our Common Stock—Registration Rights".

One of the Wasserstein family trusts, a related trust of the Estate of Bruce Wasserstein, is selling 4,000,196 shares in this offering.  Pursuant to a letter agreement dated as of March 16, 2010, the trustees of such trust agreed that Lazard’s obligation to nominate one person designated by such trust to the Lazard Board of Directors would terminate.  See “Certain Relationships and Related Transactions—Certain Relationships with our Directors, Executive Officers and Employees" and "Agreements with Natixis and the Wasserstein Family Trusts" in our Proxy Statement. Following the completion of this offering, Lazard Group purchased 119,500 shares of common stock (the remaining number of shares of common stock held by the Estate of Bruce Wasserstein and the Wasserstein family trusts) from the Estate of Bruce Wasserstein in a private transaction at a per share price equal to the net offering price applicable to this offering. Natixis is not selling any of its 6,999,800 shares of our common stock in this offering or pursuant to the Lazard Group Purchase.

The shares being sold by our current and former managing directors (including certain directors and a former executive officer) upon the exchange of an aggregate of 2,703,693 LAZ-MD Holdings exchangeable interests represent approximately 29.6% of the LAZ-MD Holdings exchangeable interests that are currently eligible to be sold and 19.8% of the LAZ-MD Holdings exchangeable interests held by all current and former managing directors of Lazard (including our directors and executive officers) as of August 5, 2010.  The shares being sold by our current and former managing directors will have been issued pursuant to, and in accordance with the exchange schedule in, agreements that were entered into in connection with the initial public offering of our Class A common stock on May 10, 2005.

The following table sets forth as of the date of this prospectus supplement certain information regarding the beneficial ownership of our common stock by the selling shareholders:

●	the number of shares beneficially owned immediately prior to the consummation of this offering and pursuant to the Lazard Group Purchase,

●	the number of shares to be sold in this offering and pursuant to the Lazard Group Purchase, and

●	the adjusted number of shares beneficially owned, reflecting the sale of the shares sold in this offering and pursuant to the Lazard Group Purchase.

The table does not include unvested RSUs unless such RSUs will vest within 60 days from the date of this prospectus supplement.

Each selling shareholder, except as noted in the table below, is a current or former managing director of Lazard or companies formerly affiliated with Lazard or an estate or related trust of the foregoing.  To our knowledge, and pursuant to applicable community property laws, the persons named in the table below and their applicable family trusts and grantor retained annuity trusts (and similar entities) have beneficial ownership of the common stock and LAZ-MD Holdings exchangeable interests held by them.  The table below assumes the full exchange of all LAZ-MD Holdings exchangeable interests, including those proposed to be sold in this offering and pursuant to the Lazard Group Purchase, into shares of our common stock.  The address for each selling shareholder is: c/o Lazard Group LLC, 30 Rockefeller Plaza, New York, New York 10020.

	Prior to this Offering and the Lazard Group Purchase		Sold in this Offering and the Lazard Group Purchase		After this Offering and the Lazard Group Purchase
Selling Shareholders (a)	Shares of Common Stock	Percentage of Common Stock	Shares of Common Stock	Percentage of Common Stock	Shares of Common Stock		Percentage of Common Stock
Executive Officers and Directors:

Mr. Vernon E. Jordan, Jr.	229,287	*	183,215	*	46,072		*
Mr. Gary W. Parr	818,365	*	230,000	*	588,365		*

Current and Former Managing Directors:
Mr. John Adams	135,128	*	20,000	*	115,128		*
Mr. Marcus A.P. Agius	507,523	*	157,523	*	350,000		*
Mr. Rajesh Alva	43,986	*	43,986	*	-		*
Mr. Daniel Aronson	4,230	*	4,230	*	-		*
Mr. Bertrand Badre	30,452	*	15,227	*	15,225		*
Mr. Jerome Balladur	18,481	*	7,918	*	10,563		*
Mr. Scott P. Barasch	44,865	*	10,000	*	34,865		*
Mr. Christian Benezit	46,462	*	44,865	*	1,597		*
Mr. Jason Bernhard	101,505	*	101,505	*	-		*
Mr. Antoine Bernheim	37,388	*	37,388	*	-		*
Mr. Jonathan Biele	33,835	*	16,917	*	16,918		*
Mr. George W. Bilicic, Jr.	225,489	*	76,234	*	149,255		*
Mr. Andrea Bozzi	119,640	*	59,820	*	59,820		*
Mr. David Braunschvig	179,500	*	53,838	*	125,662		*
Mr. John G. Chachas	85,738	*	64,287	*	21,451		*
The Cranberry Dune 1998 Long-Term Trust	4,000,196	3.16%	4,000,196	3.16%	-	(b)	*
Mr. David B. Dillard	3,722	*	3,722	*	-		*
Mr. Jacques A. Drouin	71,223	*	71,223	*	-		*
Mr. Andre Dupont-Jubien	85,012	*	24,775	*	60,237		*
Mr. Gilles Etrillard	161,452	*	119,606	*	41,846		*
Mr. Francois Funck-Brentano	24,672	*	20,301	*	4,371		*
Mr. Albert H. Garner	180,071	*	99,000	*	81,071		*
Mr. David Gluckman	27,068	*	27,068	*	-		*
Mr. Laurence Grafstein	209,776	*	209,776	*	-		*
Mr. Jonathan Hack	50,753	*	50,753	*	-		*
Mr. Paul J. Haigney	217,186	*	13,000	*	204,186		*
Mr. Eric Hanson	122,049	*	53,416	*	68,633		*
Mr. Jean-Yves Helmer	92,430	*	89,696	*	2,734		*
Mr. Matthew J. Jarman	13,534	*	6,767	*	6,767		*

	Prior to this Offering and the Lazard Group Purchase		Sold in this Offering and the Lazard Group Purchase		After this Offering and the Lazard Group Purchase
Selling Shareholders (a)	Shares of Common Stock	Percentage of Common Stock	Shares of Common Stock	Percentage of Common Stock	Shares of Common Stock	Percentage of Common Stock

Mr. Nicholas M. H. Jones	186,903	*	186,903	*	-	*
Mr. Jonathan H. Kagan	16,918	*	15,226	*	1,692	*
Mr. James L. Kempner	114,230	*	13,000	*	101,230	*
Mr. Robert Kost	80,465	*	37,219	*	43,246	*
Mr. Richard J. Kradjel	20,000	*	5,000	*	15,000	*
Mr. David S. Kurtz	148,874	*	148,874	*	-	*
Mrs. Michele Charles Lamarche	17,026	*	7,782	*	9,244	*
Mr. James J. Langel	44,865	*	20,000	*	24,865	*
The Estate of Robert C. Larson	37,388	*	37,388	*	-	*
Mr. Vincent Le Stradic	27,029	*	6,767	*	20,262	*
Mr. William M. Lewis, Jr.	357,650	*	338,348	*	19,302	*
Mr. Carmine Lizza	4,230	*	4,230	*	-	*
Mr. Matthew J. Lustig	319,122	*	123,250	*	195,872	*
Mr. Erik Maris	279,676	*	160,919	*	118,757	*
Mr. Justin Milberg	203,009	*	100,000	*	103,009	*
Mr. Richard W. Moore, Jr.	80,000	*	20,000	*	60,000	*
Ms. Virginie Morgon	170,392	*	42,596	*	127,796	*
Mr. Daniel Motulsky	141,848	*	135,340	*	6,508	*
Mr. Trevor Nash	36,215	*	33,835	*	2,380	*
Mr. Andrew Nason	53,950	*	50,753	*	3,197	*
Ms. Amelie Negrier	43,069	*	3,000	*	40,069	*
The Estate of Mr. Stanley de J. Osborne	3,723	*	3,723	*	-	*
Mr. Mark Pensaert	67,669	*	33,835	*	33,834	*
Mr. Sven Peter	16,918	*	16,918	*	-	*
Mr. Matthieu Pigasse	294,033	*	135,340	*	158,693	*
Mr. Thomas Piquemal	135,340	*	135,340	*	-	*
Mr. Frank J. Pizzitola	14,955	*	7,478	*	7,477	*
Mr. Russell E. Planitzer	29,910	*	10,000	*	19,910	*
Mr. Georges Ralli	677,643	*	424,695	*	252,948	*
Mr. Art Reichstetter	270,679	*	135,339	*	135,340	*
Mr. William H. Riddle, Jr.	138,130	*	76,129	*	62,001	*
Mr. Barry W. Ridings	457,373	*	50,000	*	407,373	*
Mr. Laurent Rossetti	72,745	*	72,745	*	-	*
Mr. William Samuel	103,009	*	103,009	*	-	*
Mr. Frank A. Savage	636,123	*	58,609	*	577,514	*
Mr. Joel Sendek	16,451	*	3,000	*	13,451	*
Mr. John S. Sheldon	42,293	*	12,750	*	29,543	*
Mr. Evan W. Siddall	42,293	*	42,293	*	-	*
Mr. Peter L. Smith	7,478	*	7,478	*	-	*
Ms. Alexandra Soto	150,164	*	68,279	*	81,885	*
Mr. Richard Stables	50,753	*	50,753	*	-	*
Mr. Benjamin J. Sullivan, Jr.	119,530	*	76,129	*	43,401	*
Mr. John S. Tamagni	7,478	*	7,478	*	-	*
Mr. David L. Tashjian	93,384	*	93,384	*	-	*

	Prior to this Offering and the Lazard Group Purchase		Sold in this Offering and the Lazard Group Purchase		After this Offering and the Lazard Group Purchase
Selling Shareholders (a)	Shares of Common Stock	Percentage of Common Stock	Shares of Common Stock	Percentage of Common Stock	Shares of Common Stock	Percentage of Common Stock

Mr. Ali E. Wambold	157,535	*	152,535	*	5,000		*
Mr. Charles G. Ward III	520,476	*	507,523	*	12,953		*
Mr. Richard Wyatt	84,587	*	84,587	*	-		*
Mr. Andrew Yearley	20,301	*	20,301	*	-		*
Mr. Louis G. Zachary, Jr.	101,505	*	101,505	*	-		*

Total	14,636,355	11.56%	9,897,837	7.81%	4,738,518	(b)	3.74%

*	Less than 1% beneficially owned.

(a)	Includes shares of our common stock that are issuable upon exchange of the LAZ-MD Holdings exchangeable interests held by such person and the family trusts or grantor retained annuity trusts (and similar entities) created by them. These interests are included on an as exchanged basis. Absent an acceleration event and except as otherwise described in this prospectus supplement, these interests are generally exchangeable assuming compliance with covenants. Each selling shareholder's share ownership includes shares of our common stock underlying RSUs to the extent that such RSUs will vest within 60 days from the date of this prospectus supplement. See "Risk Factors—Risks Related to this Offering—Our share price may be impacted by the number of shares eligible for future sale and for exchange".

(b)	Prior to the offering, the Estate of Bruce Wasserstein held 119,500 shares of common stock. Following the completion of this offering, Lazard Group purchased 119,500 shares of common stock (the remaining number of shares of common stock held by the Estate of Bruce Wasserstein and the Wasserstein Family trusts) from the Estate of Bruce Wasserstein in a private transaction at a per share price equal to the net offering price applicable to this offering.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

For a discussion of certain relationships and related transactions, including our relationship with LAZ-MD Holdings and LFCM Holdings, the LAZ-MD Holdings Stockholders' Agreement, and certain relationships with our directors, executive officers and employees, see "Certain Relationships and Related Transactions" in our Proxy Statement.

DESCRIPTION OF OUR COMMON STOCK

The following summary is a description of the material terms of our share capital.  We have filed our certificate of incorporation and memorandum of association and bye-laws as exhibits to the registration statement of which this prospectus supplement is a part.  See "Where You Can Find More Information".

General

Our authorized capital stock consists of 500,000,000 shares of Class A common stock, par value $0.01 per share, 1 share of Class B common stock, par value $0.01 per share and 15,000,000 preference shares, par value $0.01 per share.

Common Stock

Immediately following the completion of this offering and the Lazard Group Purchase, there will be 115,715,862 shares of Class A common stock issued and outstanding, including 6,228,282 shares of our Class A common stock held by Lazard Group, and one share of Class B common stock issued and outstanding.

Preferred Stock

Immediately following the completion of this offering and the Lazard Group Purchase, there will be 26,883 shares of non-participating convertible Series A preferred stock issued and outstanding.

Voting

Each share of our Class A common stock entitles its holder to one vote per share.  Each LAZ-MD Holdings exchangeable interest, all of which are held by the working members, is effectively exchangeable, together with a Lazard Group common interest held by LAZ-MD Holdings, for a share of our Class A common stock, with such ratio subject to adjustment.  The single outstanding share of our high-vote Class B common stock is intended to allow the holders of LAZ-MD Holdings exchangeable interests to individually vote in proportion to their indirect economic interests in Lazard Ltd.  For a description of the voting rights of holders of LAZ-MD Holdings exchangeable interests, see "Certain Relationships and Related Transactions—LAZ-MD Holdings Stockholders' Agreement" in our Proxy Statement.  Our Class B common stock has approximately 10.8% of the voting power of Lazard Ltd as of August 5, 2010 (or approximately 8.7% of the voting power of Lazard Ltd after this offering and the Lazard Group Purchase), which percentage will decrease proportionately as Lazard Group common membership interests are exchanged for shares of our Class A common stock.  Upon full exchange of the LAZ-MD Holdings exchangeable interests for shares of our Class A common stock, the Class B common stock would cease to be outstanding, and all of the Lazard Group common membership interests formerly owned by LAZ-MD Holdings would be owned indirectly by Lazard Ltd.

 Economic Rights

Pursuant to our bye-laws, each share of our Class A common stock is entitled to equal economic rights.  However, the Class B common stock will have no rights to dividends or any liquidation preference.  Although the Class B common stock represents approximately 10.8% of the voting power of Lazard Ltd as of August 5, 2010 (or approximately 8.7% of the voting power of Lazard Ltd after this offering and the Lazard Group Purchase), the Class B common stock will have no economic rights.

 Dividends

For a discussion of our dividend policy and Bermuda legal constraints related to the payment of dividends, see "Price Range of Our Common Stock and Dividend Policy" and "—Bermuda Law".

 Preference Shares

Pursuant to Bermuda law and our bye-laws, our board of directors by resolution may establish one or more series of preference shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the board of directors without any shareholder approval.  Such rights, preferences, powers and limitations as may be established could also have the effect of discouraging an attempt to obtain control of Lazard Ltd.  We currently have 15,000,000 authorized preference shares, of which 26,883 shares of non-participating convertible Series A preferred stock are issued and outstanding.  Our board of directors currently has the authority to issue up to 14,973,117 preference shares without any further vote or action by the shareholders, in accordance with the provisions of our bye-laws.  We have no present plans to issue any additional preference shares.  See "Risk Factors—Risks Related to this Offering—Lazard Ltd may issue preference shares and our bye-laws and Bermuda law may discourage takeovers, which could affect the rights of holders of our common stock".

 Acquisition of Shares by Us

Our bye-laws provide that if our board of directors determines that we or any of our subsidiaries do not meet, or in the absence of repurchases of shares will fail to meet, the ownership requirements of a limitation on benefits article of a bilateral income tax treaty with the U.S., and that such tax treaty would provide material benefits to us or any of our subsidiaries, we generally have the right, but not the obligation, to repurchase at fair market value (as determined in the good faith discretion of our board of directors) shares from any shareholder who beneficially owns more than 0.25% of our outstanding shares and who fails to demonstrate to our satisfaction that such shareholder is either (a) a U.S. citizen or (b) a qualified resident of the U.S. or the other contracting state of the applicable tax treaty (as determined for purposes of the relevant provision of the limitation on benefits article of such treaty).  Natixis is not subject to this repurchase right with respect to the aggregate number of shares it acquired pursuant to the Natixis placements.  The number of shares that may be repurchased from any such shareholder will equal the product of the total number of shares that we reasonably determine to purchase to ensure on-going satisfaction of the limitation on benefits article of the applicable tax treaty, multiplied by a fraction, the numerator of which is the number of shares beneficially owned by such shareholder and the denominator of which is the total number of shares (reduced by the aggregated number of shares Natixis acquired pursuant to the Natixis placements) beneficially owned by subject shareholders.  Instead of exercising the repurchase right described above, we will have the right, but not the obligation, to cause the transfer to, and procure the purchase by, any U.S. citizen or a qualified resident of the U.S. or the other contracting state of applicable tax treaty of the number of outstanding shares beneficially owned by any shareholder that are otherwise subject to repurchase under our bye-laws as described above, at fair market value (as determined in the good faith discretion of our board of directors).

 Share Repurchase Program

On January 27, 2010, the board of directors of Lazard Ltd authorized, on a cumulative basis, a new share repurchase program for the repurchase of up to $200 million in aggregate cost of its Class A common stock and Lazard Group common membership interest through December 31, 2011. The share repurchase program will be used primarily to offset a portion of the shares to be issued under Lazard Ltd’s 2005 Plan and the 2008 Plan. Purchases under the share repurchase program may be made in the open market or through privately negotiated transactions.  On August 5, 2010, approximately $175.8 million remained available under the share repurchase program.  Any purchases of our Class A common stock by Lazard Group pursuant to the Lazard Group Purchase will reduce the aggregate amount otherwise available under the share repurchase program.

 Bermuda Law

Our board of directors believes that it is of primary importance that our shareholders are treated fairly and have proper access to and recourse against the Company.  Bermuda was chosen as our place of incorporation for several reasons, including its acceptability to our working members, who are domiciled around the world, and potential investors.  Bermuda has an established corporate law which, coupled with the provisions of our bye-laws, we believe provides shareholders with an appropriate level of protection and rights.

We are an exempted company organized under the Companies Act.  The rights of our shareholders, including those persons who will become shareholders in connection with this offering, are governed by Bermuda law and our memorandum of association and bye-laws.  The Companies Act differs in some material respects from laws generally applicable to U.S. corporations and their shareholders.  For a summary of the material provisions of Bermuda law and our organizational documents, please see "Description of Capital Stock—Bermuda Law" in our S-1 Registration Statement.

 Registration Rights

For a description of registration rights available under the LAZ-MD Holdings stockholders' agreement, see "Certain Relationships and Related Transactions—LAZ-MD Holdings Stockholders' Agreement" in our Proxy Statement.  For a description of the registration rights that have been granted to Natixis and that will be granted to Intesa upon the initial conversion of the $150 million convertible note, see "—Natixis Investment in Our Common Stock" and "—Relationship with Intesa", respectively.

 Transfer Agent and Registrar

A register of holders of our common stock will be maintained by Codan Services Limited in Bermuda, and a branch register will be maintained in the U.S. by The Bank of New York Mellon, who will serve as branch registrar and transfer agent.

 Description of Lazard Group Membership Interests

For a description of Lazard Group membership interests see "Description of Capital Stock—Description of Lazard Group Membership Interests" in our S-1 Registration Statement.

 Participatory Interests

For a description of participatory interests see "Description of Capital Stock—Description of Lazard Group Membership Interests" in our S-1 Registration Statement.

 Natixis Investment in Our Common Stock

Under the Natixis placements, IXIS-Corporate & Investment Bank (now known as Natixis) participated as an investor in our recapitalization transactions in May 2005, purchasing $150 million of Lazard's equity security units ("ESUs") (which represented a contract to purchase our common stock on May 15, 2008 and a senior note of Lazard Group in an aggregate amount of $150 million) and 2,000,000 shares of our common stock at the equity public offering price of $25 per share.  On May 15, 2008, the ESUs held by Natixis were settled and Natixis was issued 4,999,800 shares of common stock.  In connection with Natixis's investment, we have agreed that we will nominate one person designated by Natixis to our board of directors until such time as the sum of (a) the shares of our common stock then owned by Natixis, plus (b) the shares of our common stock issued under the terms of the ESUs then owned by Natixis, constitutes less than 50% of the sum of (x) the shares of our common stock initially purchased by Natixis, plus (y) the shares of our common stock issued under the terms of the ESUs purchased by Natixis.  Laurent Mignon is currently the Natixis nominee to our board of directors.

Pursuant to a registration rights agreement, we granted Natixis registration rights with respect to securities purchased by Natixis in connection with the equity public offering and the ESU offering.  The Natixis registration rights agreement provides that holders of those securities generally will have unlimited "piggyback" registration rights.  The registration rights agreement also grants Natixis four demand registration rights requiring that we register the shares of our common stock held by Natixis, provided that the amount of securities subject to such demand constitutes at least 25% of the shares of our common stock held by Natixis and has an aggregate market value in excess of $20 million.

 Relationship with Intesa

For a description of the termination of Lazard Group's joint venture with Intesa, see Lazard Group's Current Report on Form 8-K, filed on May 17, 2006.  See "Where You Can Find More Information".  Pursuant to the terms of the $150 million convertible note held by Intesa, we will enter into a registration rights agreement with Intesa upon the initial conversion of the note.  The registration rights agreement will provide that Intesa generally will have unlimited "piggyback" registration rights and additional demand rights.

 Delaware Law

The terms of share capital of corporations incorporated in the U.S., including Delaware, differ from corporations incorporated in Bermuda.  See "Description of Capital Stock—Delaware Law" in our S-1 Registration Statement for a discussion highlighting the material differences of the rights of a shareholder of a Delaware corporation compared with the rights of our shareholders under Bermuda law.

MATERIAL U.S. FEDERAL INCOME TAX AND BERMUDA TAX CONSIDERATIONS

The following discussion of our taxation and the taxation of our shareholders does not purport to be a comprehensive discussion of all the tax considerations that may be relevant to your decision to purchase common stock.

The discussion is based upon current law, including the Internal Revenue Code of 1986, as amended (the "Code").  Legislative, judicial or administrative changes or interpretations may be forthcoming that could be retroactive and could affect the tax consequences to holders of common stock.

The tax treatment of a holder of common stock, or of a person treated as a holder of common stock for U.S. Federal income, state, local or foreign tax purposes, may vary depending on the holder's particular tax situation.  Statements contained herein as to the beliefs, expectations and conditions of Lazard and its subsidiaries, as they relate to the application of such tax laws or facts, represent the view of management and do not represent the opinions of counsel.

Prospective investors (including all Non-U.S. Persons as defined below) should consult their own tax advisors concerning the U.S. Federal, state, local and foreign tax consequences of owning common shares under the laws of their countries of citizenship, residence, ordinary residence or domicile, including any information reporting obligations that may be imposed on an investor.

 Taxation of Lazard and Its Subsidiaries

Bermuda

At the present time, Lazard Ltd is not subject to any Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax.  Lazard Ltd has obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 28, 2016, be applicable to us, to any of our operations or to our shares, debentures or other obligations, except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by us in respect of real property owned or leased by us in Bermuda.

United States

Partnership Status of Lazard Ltd.  We have elected to be treated as a partnership for U.S. Federal income tax purposes.  An entity that is treated as a partnership for U.S. Federal income tax purposes is not a taxable entity and incurs no U.S. Federal income tax liability.  Instead, each partner is required to take into account its allocable share of items of income, gain, loss and deduction of the partnership in computing its U.S. Federal income tax liability, regardless of whether cash distributions are made.  Distributions of cash by a partnership to a partner are generally not taxable unless the amount of cash distributed to a partner is in excess of the partner's adjusted basis in its partnership interest.

Because Lazard Ltd is a "publicly traded partnership" within the meaning of Section 7704(b) of the Code, Lazard Ltd will be taxable as a corporation unless 90% or more of its gross income (which does not include the income of its corporate subsidiaries) for each taxable year beginning with the year of our equity public offering is "qualifying income".  For this purpose, qualifying income includes interest (other than interest derived in the conduct of a financial business), dividends and gains from capital assets held for the production of interest or dividends. Although certain of Lazard Group's corporate subsidiaries conduct a financial business (which gives rise to income that would not be qualifying income), Lazard Ltd does not believe, on the basis of all the facts and circumstances, that it is treated as conducting a financial business within the meaning of Section 7704 of the Code.  However, the Internal Revenue Service (the "IRS") may challenge this position.  While we intend to manage our affairs so that Lazard Ltd will meet the 90% test in each taxable year, we may not be able to do so.

The remainder of this discussion assumes that Lazard Ltd will be treated as a partnership for U.S. Federal income tax purposes.

U.S. Subsidiaries and Effectively Connected Income of Non-U.S. Subsidiaries.  Lazard Group is a limited liability company treated as a partnership for U.S. Federal income tax purposes.  As members of Lazard Group, certain U.S. subsidiaries of Lazard Ltd are subject to U.S. Federal income tax on a net income basis on their share of the income of Lazard Group and its subsidiaries.  In addition, certain non-U.S. subsidiaries of Lazard Ltd will be subject to U.S. Federal income tax on a net income basis on the income of Lazard Group and its subsidiaries that is "effectively connected" with their conduct of a trade or business in the U.S.  In addition, those non-U.S.  Lazard Ltd subsidiaries will be subject to a "branch profits" tax on their "effectively connected earnings and profits" (as determined for U.S. Federal income tax purposes), with certain adjustments, and a U.S. withholding tax on certain U.S. source income that is not "effectively connected" with a U.S. trade or business.  The branch profits tax and the U.S. withholding tax are imposed at a rate of 30%, unless an applicable income tax treaty provides for a lower rate.  The eligibility of our non-U.S. subsidiaries for treaty benefits depends upon their being "qualified residents" of their country, which in turn depends upon, among other things, at least 50% of the principal class of their shares being considered "ultimately owned" by U.S. citizens or persons that are "qualified residents" of the U.S. or of the treaty partner.  We believe that these non-U.S. subsidiaries are eligible for benefits under the income tax treaty between the U.S. and the relevant foreign country, which provides for a maximum branch profits tax rate of 5% and a withholding tax rate of 0%.  This requirement may not, however, be satisfied in any taxable year and we may not be able to document that fact to the satisfaction of the IRS.

Personal Holding Companies.    Any of our U.S. subsidiaries could be subject to additional U.S. tax on a portion of its income if any of them is considered to be a personal holding company, or "PHC", for U.S. Federal income tax purposes.  A U.S. corporation generally will be classified as a PHC for U.S. Federal income tax purposes in a given taxable year if (1) at any time during the last half of such taxable year, five or fewer individuals (without regard to their citizenship or residency and including as individuals for this purpose certain entities such as certain tax-exempt organizations and pension funds) own or are deemed to own (pursuant to certain constructive ownership rules) more than 50% of the stock of the corporation by value and (2) at least 60% of the corporation's adjusted ordinary gross income, as determined for U.S. Federal income tax purposes, for such taxable year consists of "PHC income" (which includes, among other things, dividends, interest, royalties, annuities and, under certain circumstances, rents).  The PHC rules do not apply to non-U.S. corporations.

We believe that five or fewer individuals or tax-exempt organizations will be treated as owning more than 50% of the value of our shares.  Consequently, one or more of our U.S. subsidiaries could be or become PHCs, depending on whether any such subsidiaries satisfy the PHC gross income test.  We intend to cause our subsidiaries to manage their affairs in a manner that reduces the possibility that any of them will meet the 60% income threshold.  We cannot be certain, however, that our subsidiaries will not become PHCs following this offering or in the future.

If any of our U.S. subsidiaries is or were to become a PHC in a given taxable year, such company would be subject to an additional 15% PHC tax on its "undistributed PHC income", which generally includes the company's taxable income, subject to certain adjustments.  For taxable years beginning after December 31, 2010, the PHC tax rate on "undistributed PHC income" will be equal to the highest marginal rate on ordinary income applicable to individuals.  Consequently, if our U.S. subsidiaries were to become PHCs, the amount of PHC income and the U.S. tax imposed on such income may be material.

Taxation of Shareholders

Bermuda Taxation

Under current Bermuda law, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by our shareholders in respect of our common stock.

U.S. Federal Income Taxation

The following discussion sets forth the material U.S. Federal income tax considerations related to the purchase, ownership and disposition of our common stock.  Unless otherwise stated, this summary deals only with shareholders who are U.S. Persons (as defined below), who purchase their common stock in this offering, and who hold their common stock as capital assets within the meaning of Section 1221 of the Code.

The discussion does not purport to address all of the U.S. Federal income tax consequences that may be relevant to a particular shareholder in light of such shareholder's specific circumstances.  For example, if a partnership holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership.  If you are a partner of a partnership holding common stock, you should consult your tax advisor.  In addition, except as expressly stated, the following summary does not address the U.S. Federal income tax consequences that may be relevant to special classes of shareholders who may be subject to special rules or treatment under the Code, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, partnerships or other pass-through entities, financial asset securitization investment trusts, dealers or traders in securities, tax-exempt organizations, expatriates, any person who owns or is deemed to own 10% or more of the total combined voting power of all classes of shares of Lazard Ltd entitled to vote, any person who holds common stock as part of a hedging or conversion transaction or as part of a short-sale or straddle or any individual who is a non-U.S. Person (as defined below) and who is present in the U.S. for 183 days or more in a taxable year.  Furthermore, the discussion does not include any description of the tax laws of any state or local governments within the U.S. and this discussion does not address any information reporting obligations imposed on our shareholders as a result of the purchase, ownership or disposition of our common stock or any aspects of estate and gift taxation.

For purposes of this discussion, the term "U.S. Person" means (1) a citizen or resident of the U.S., (2) a corporation created or organized in or under the laws of the U.S., or any political subdivision thereof (including the District of Columbia), (3) an estate the income of which is subject to U.S. Federal income taxation regardless of its source, (4) a trust if either (a) a court within the U.S. is able to exercise primary supervision over the administration of such trust and one or more U.S. Persons have the authority to control all substantial decisions of such trust or (b) the trust has a valid election in effect to be treated as a U.S. Person for U.S. Federal income tax purposes or (5) any other person or entity that is treated for U.S. Federal income tax purposes as if it were one of the foregoing.  The term "non-U.S. Person" means any person other than a U.S. Person.

Partner Status.    Beneficial owners of shares who are also shareholders of record of Lazard Ltd are treated as partners of Lazard Ltd for U.S. Federal income tax purposes.  Beneficial owners whose common stock is held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common stock are also treated as partners of Lazard Ltd for U.S. Federal income tax purposes.

A beneficial owner of common stock whose common stock has been transferred to a short seller to complete a short sale would appear to lose its status as a partner with respect to this common stock for U.S. Federal income tax purposes.  Please read "—Treatment of Shares Lent to Short Sellers".

Flow-Through of Taxable Income.    Lazard Ltd does not pay any U.S. Federal income tax.  Instead, each shareholder will be required to report on its U.S. Federal income tax return its allocable share of our income, gains, losses, and deductions without regard to whether corresponding cash distributions are received by that shareholder.  Although we generally operate our business so that our only net income consists of dividends received from our subsidiaries (and possibly interest), and we intend to allocate that income to the shareholders of Lazard Ltd to whom it is distributed, a shareholder may be allocated a share of our income even if it has not received a cash distribution.  Each shareholder must include in income its allocable share of our income, gain, loss, and deduction for our taxable year ending with or within such shareholder's taxable year.

Our gross income is derived principally from distributions on and redemptions of shares of our wholly-owned subsidiaries' stock.  Such distributions and redemptions are taxable as dividend income to the extent of the payor corporation's current and accumulated earnings and profits, as determined for U.S. Federal income tax purposes, then treated as a tax-free return of capital to the extent of our basis in the payor corporation's stock, and thereafter taxed as capital gain.

To the extent received by Lazard Ltd from a U.S. subsidiary, such dividend income received before 2011 that is allocable to individual Lazard Ltd shareholders that are U.S. Persons should be characterized as "qualified dividend income" and eligible for reduced rates of tax, provided that certain holding period requirements are satisfied.

Subject to the discussions below relating to the potential application of the passive foreign investment company, or "PFIC", rules to our non-U S. subsidiaries, dividend income received from our non-U.S. subsidiaries before 2011 that is allocable to individual Lazard Ltd shareholders that are U.S. Persons should be characterized as "qualified dividend income" eligible for reduced rates of tax, provided that certain holding period requirements are satisfied and that the payor corporation is a "qualified resident" of the relevant treaty partner as described above.

Treatment of Distributions.    Because of the flow-through of taxable income described above, Lazard Ltd's distributions to a shareholder generally will not be taxable to the shareholder for U.S. Federal income tax purposes to the extent of such shareholder's tax basis in its common shares immediately before the distribution.  Our cash distributions in excess of a shareholder's tax basis generally will be considered to be gain from the sale or exchange of the common shares, taxable in accordance with the rules described under "—Dispositions of Common Stock" below.  Any reduction in a shareholder's share of our liabilities, if any, for which no partner bears the economic risk of loss, known as "nonrecourse liabilities", will be treated as a distribution of cash to that shareholder.  A decrease in a shareholder's percentage interest in Lazard Ltd because of our issuance of additional common shares would decrease its share of our nonrecourse liabilities, if any, and thus would result in a corresponding deemed distribution of cash.  However, we generally operate our business so that Lazard Ltd has no direct "nonrecourse liabilities".

Basis of Common Stock.    A shareholder will have an initial tax basis for its common shares equal to the amount it paid for the common stock plus its share of our nonrecourse liabilities, if any.  That basis will be increased by the shareholder's share of Lazard Ltd income and by any increases in its share of our nonrecourse liabilities, if any.  That basis will be decreased, but not below zero, by distributions from Lazard Ltd, by the shareholder's share of our losses, by any decrease in its share of our nonrecourse liabilities (if any) and by its share of Lazard Ltd expenditures that are not deductible in computing our taxable income and are not required to be capitalized.

Limitations on Deductibility of Our Losses.    Because we currently do not (and intend in the future not to) hold any significant assets other than stock of our subsidiaries, Lazard Ltd will likely incur losses, if any, only under limited circumstances, including, potentially, upon a sale of some or all of the stock of its subsidiaries.  If Lazard Ltd were to incur any losses, a shareholder's use of such losses could be limited under the "at risk" or "passive loss" rules.

The deduction by a shareholder of its share of our losses will be limited to the tax basis in its common stock and, in the case of an individual shareholder or a corporate shareholder that is subject to the "at risk" rules, to the amount for which the shareholder is considered to be "at risk" with respect to our activities, if that is less than its tax basis.  In general, a shareholder will be at risk to the extent of the tax basis of its common stock, excluding any portion of that basis attributable to its share of our nonrecourse liabilities (if any), reduced by any amount of money it borrows to acquire or hold its common stock, if the lender of those borrowed funds owns an interest in Lazard Ltd, is related to the shareholder, or can look only to the common stock for repayment.  A shareholder's at risk amount will generally increase or decrease as the tax basis of the shareholder's common stock increases or decreases.  A shareholder must recapture losses deducted in previous years to the extent that distributions cause its at risk amount to be less than zero at the end of any taxable year.  Losses disallowed to a shareholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that its tax basis or at risk amount, whichever is the limiting factor, subsequently increases.  Upon the taxable disposition of common stock, any gain recognized by a shareholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation.  Any excess loss previously suspended by the at risk or basis limitations above that gain may no longer be used.

The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities only to the extent of the taxpayer's income from those passive activities.  A passive activity is defined as any activity that involves the conduct of a trade or business in which the taxpayer does not materially participate or any rental activity.  We believe that the manner in which Lazard Ltd conducts its operations does not constitute the conduct of a trade or business for purposes of the passive activity loss rules.  Consequently, these rules should not apply to holders of our common stock.  We cannot be certain, however, that our manner of operations will not change and that holders of our common stock will not become subject to the passive activity loss rules in the future.

Prospective investors should consult their tax advisors as to the effects of the at risk and/or passive activity loss rules and any other limitations of deductions, including the 2% limitation on itemized deductions.

Limitations on Interest Deductions.    The deductibility of a non-corporate taxpayer's "investment interest" expense is generally limited to the amount of that taxpayer's "net investment income".  The IRS has announced that Treasury Regulations will be issued that characterize net passive income (as determined under the passive loss limitation rules) from a publicly-traded partnership as investment income for this purpose.  In addition, the shareholder's share of our dividend and interest income will be treated as investment income, although "qualified dividend income" subject to reduced rates of tax in the hands of an individual, as described above, will only be treated as investment income if the individual shareholder elects to treat such dividend as ordinary income not subject to reduced rates of tax.  Investment interest expense includes:

●	interest on indebtedness properly allocable to property held for investment,

●	our interest expense attributed to portfolio income, if any, and

●	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a shareholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a common share.  Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

Allocation of Income, Gain, Loss and Deduction.    In general, if Lazard Ltd has a net profit or net loss, its items of income, gain, loss and deduction are allocated among the shareholders in accordance with their particular percentage interests in Lazard Ltd.  However, we generally operate our business so that our only net income consists of dividends received from our subsidiaries (and possibly interest), and we intend to allocate that income to the shareholders of Lazard Ltd to whom it is distributed.

Special rules generally apply to determine the allocation of a partnership's items of income, deduction, gain and loss related to "contributed property" (other than cash).  Such special rules have limited relevance to our shareholders because such rules will generally not adversely affect shareholders who purchase their shares directly from Lazard Ltd or from the selling shareholders for cash.

An allocation of items of our income, gain, loss or deduction will generally be given effect for U.S. Federal income tax purposes in determining a partner's distributive share of an item of income, gain, loss or deduction only if the allocation has "substantial economic effect".  In any other case, a partner's distributive share of an item will be determined on the basis of the partner's interest in Lazard Ltd, which will be determined by taking into account all the facts and circumstances, including the partner's relative contributions to Lazard Ltd, the interests of the partners in economic profits and losses, the interests of the partners in cash flow and other nonliquidating distributions and rights of the partners to distributions of capital upon liquidation.

Although our operations generally do not result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

Treatment of Shares Lent to Short Sellers.     A shareholder whose common shares are loaned to a "short seller" to cover a short sale of common shares may be considered as having disposed of ownership of those common shares.  If so, the shareholder would no longer be a partner with respect to those common shares during the period of the loan and, although the shareholder will receive no cash, the shareholder may recognize gain or loss from the disposition, which will generally be capital gain or loss as described below under "—Dispositions of Common Stock".  As a result, during this period:

●	any of our income, gain, deduction or loss with respect to those common shares would not be reportable by the shareholder,

●	any cash distributions received by the shareholder with respect to those common shares would be fully taxable, and

●	all of these distributions would appear to be treated as ordinary income.

The holding period of a shareholder whose common shares are loaned to a "short seller" to cover a short sale of common shares will restart when the common shares are returned to the shareholder.  Shareholders desiring to ensure their status as partners and avoid the risk of gain recognition should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their common shares.  The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests.  Please also read "—Dispositions of Common Stock—Recognition of Gain or Loss".  Shareholders whose common shares are loaned to a "short seller" should consult their own tax advisors with respect to their status as partners of Lazard Ltd for U.S. Federal income tax purposes.

Dispositions of Common Stock.    A shareholder will recognize gain or loss on a sale of common stock equal to the difference between the amount realized and the shareholder's tax basis for the common stock sold.  A shareholder's amount realized will be measured by the sum of the cash or the fair market value of other property received plus its share of our nonrecourse liabilities, if any.  Because the amount realized includes a shareholder's share of our nonrecourse liabilities, if any, the gain recognized on the sale of common shares could result in a tax liability in excess of any cash received from the sale.

Prior distributions from Lazard Ltd that decreased a shareholder's tax basis in that common share will, in effect, become taxable income if the common stock is sold at a price greater than the shareholder's tax basis in that common stock, even if the price is less than its original cost.

Except as noted below (and, if applicable, under "—Passive Foreign Investment Companies"), gain or loss recognized by a shareholder on the sale or exchange of common stock will generally be taxable as capital gain or loss and as long-term capital gain or loss if the common stock is held for more than 12 months, generally subject (in the case of shareholders who are individuals) to preferential tax rates.  Net capital loss may offset no more than $3,000 of ordinary income in the case of individuals and may only be used to offset capital gain in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests.  Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an "equitable apportionment" method.  On the other hand, a selling shareholder who can identify common stock transferred with an ascertainable holding period may elect to use the actual holding period of the common stock transferred.  A shareholder electing to use the actual holding period of common stock transferred must consistently use that identification method for all subsequent sales or exchanges of common stock.

Section 754 Election.    Lazard Ltd has made the election permitted by Section 754 of the Code. The election is irrevocable without the consent of the IRS.  The election generally permits Lazard Ltd to adjust a common stock purchaser's tax basis in our assets ("inside basis") under Section 743(b) of the Code to reflect the common stock purchaser's purchase price.  This election does not apply to a person who purchases common stock directly from Lazard Ltd.  The Section 743(b) adjustment generally belongs to the purchaser and not to other partners.  For purposes of this discussion, a partner's inside basis in our assets will be considered to have two components, (1) its share of our tax basis in our assets ("common basis") and (2) its Section 743(b) adjustment to that basis.

Because Lazard Ltd currently does not (and in the future intends not to) hold any significant assets other than stock of its subsidiaries, our Section 754 election will likely not be relevant to our shareholders except if Lazard Ltd sells, or is treated as selling, all or part of the stock of its subsidiaries.  Generally, a Section 754 election is advantageous to a transferee shareholder if such shareholder's tax basis in its common stock is higher than the common stock share of the aggregate tax basis of our assets immediately prior to the transfer.  In that case, as a result of the election, the transferee shareholder would have a higher tax basis in its share of our assets for purposes of calculating, among other items, its share of any gain or loss on a sale of our assets.  Conversely, a Section 754 election is disadvantageous to a transferee shareholder if such shareholder's tax basis in its common stock is lower than those common shares' share of the aggregate tax basis of our assets immediately prior to the transfer.  Thus, the fair market value of the common stock may be affected either favorably or adversely by the election.

The calculations involved in the Section 754 election are complex, and we make them on the basis of assumptions as to the value of our assets and other matters.  The determinations we make may be successfully challenged by the IRS and any allocations resulting from them may be reduced or disallowed altogether.  Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, Lazard Ltd may seek permission from the IRS to revoke its Section 754 election (although Lazard Ltd will be required to make similar adjustments to a partner's inside basis in its assets under certain circumstances even if no Section 754 election is in effect).  If Lazard Ltd successfully revokes its Section 754 election, a subsequent purchaser of common stock may be allocated more income than it would have been allocated had the election not been revoked.

Constructive Termination.    Subject to the electing large partnership rules described below, Lazard Ltd will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period.  Lazard Ltd's termination would result in the closing of our taxable year for all shareholders.  In the case of a shareholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in its taxable income for the year of termination.  Lazard Ltd would be required to make new tax elections after a termination, including a new election under Section 754 of the Code.  A termination could also result in penalties if Lazard Ltd were unable to determine that the termination had occurred.  Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Passive Foreign Investment Companies.    In general, a foreign corporation will be a PFIC during a given year if (1) 75% or more of its gross income constitutes "passive income" or (2) 50% or more of its assets produce passive income.

If any of our direct non-U.S. subsidiaries were characterized as a PFIC during a given year, U.S. Persons holding common stock would be subject to adverse U.S. Federal income tax consequences, including a penalty tax at the time of the sale at a gain of (or receipt of an "excess distribution" with respect to) their shares, unless such persons made a "qualified electing fund election" or "mark-to-market" election.  For these purposes, stock of a PFIC that is owned by Lazard Ltd is considered as owned proportionately by our shareholders.  It is uncertain whether Lazard Ltd would be able to provide its shareholders with the information necessary for a U.S. Person to make a "qualified electing fund election" with respect to our non-U.S. subsidiaries.

We believe that none of Lazard Ltd's directly-held non-U.S. subsidiaries should be treated as a PFIC.  However, actual determination of PFIC status is fundamentally factual in nature and cannot be made until the close of the applicable taxable year.  Moreover, we cannot be certain that the IRS will not challenge this position and that a court will not sustain such challenge.  Prospective investors should consult their tax advisors as to the effects of the PFIC rules if they were to apply.

Information with Respect to Foreign Financial Assets.   Under recently enacted legislation, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010 will generally be required to file an information report with respect to such assets with their tax returns.  “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions:  (i) stocks and securities issued by non-United States persons (such as our common stock), (ii) financial instruments and contracts held for investment that have non-United States issuers or counterparties, and (iii) interests in foreign entities.  U.S. holders that are individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of our common shares.

U.S. Federal Income Tax Considerations for Non-U.S. Persons.    Ownership of our common stock by non-U.S. Persons raises special U.S. Federal income tax considerations.  To the extent Lazard Ltd receives dividends from a U.S. subsidiary, distributions of such dividend income to Lazard Ltd shareholders who are non-U.S. Persons will be subject to U.S. withholding tax at a rate of 30%.  A non-U.S. Person's ability to lower such withholding rate under an applicable income tax treaty will likely be limited due to special rules under the Code relating to hybrid entities, such as Lazard Ltd, which is a partnership for U.S. Federal income tax purposes but which may not be a partnership under the laws of the non-U.S. Person's country of residence.

To the extent Lazard Ltd receives dividends from a non-U.S. subsidiary, distributions of such dividend income to Lazard Ltd shareholders who are non-U.S. Persons will not be subject to U.S. tax, unless such income were deemed to be effectively connected with a trade or business conducted by Lazard Ltd or the recipient shareholder in the U.S.

While we manage our affairs so that Lazard Ltd will not be engaged in a trade or business in the U.S., we may not, however, be able to do so in the future.  If Lazard Ltd were engaged in a trade or business in the U.S., non-U.S. Persons that own our common stock would be considered to be engaged in business in the U.S. and would be subject to U.S. Federal income tax on a net income basis at regular rates on income "effectively connected" with such trade or business.

Lazard Ltd will be required to pay withholding tax with respect to the portion of our income that is "effectively connected" with the conduct of a U.S. trade or business and that is allocable to non-U.S. Persons that hold our common stock.  Under rules applicable to publicly-traded partnerships, Lazard Ltd will withhold taxes on actual cash distributions attributable to effectively connected income made quarterly to shareholders that are non-U.S. Persons at the highest marginal rate applicable to individuals at the time of the distribution.  Each shareholder that is a non-U.S. Person must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for the taxes withheld or to claim the benefits of an applicable tax treaty.  A change in applicable law may require us to change these procedures.

If Lazard Ltd is unable to avoid being considered to be engaged in a trade or business in the U.S., a foreign corporate shareholder that owns our common stock may be subject to U.S. branch profits tax at a rate of 30%, in addition to regular Federal income tax, on its allocable share of our income and gain, as adjusted for changes in the foreign corporate shareholder's "U.S. net equity", which are effectively connected with its conduct of a U.S. trade or business.  That tax may be reduced or eliminated by an income tax treaty between the U.S. and the country of which the foreign corporate shareholder is a "qualified resident".  In addition, this type of shareholder is subject to special information reporting requirements under Section 6038C of the Code.

A shareholder that is a non-U.S. Person will be subject to U.S. Federal income tax upon the sale or disposition of our common stock to the extent that such shareholder recognizes gain upon such sale or disposition and such gain is effectively connected with a U.S. trade or business of the shareholder.  The IRS has concluded in a published ruling that a shareholder's gain will be treated as effectively connected with a U.S. trade or business of the shareholder to the extent Lazard Ltd is treated as engaged in a U.S. trade or business through a fixed place of business in the U.S. and the shareholder's gain is attributable to our U.S. source property.

 Administrative Matters

Information Returns.    We furnish to each shareholder, within 90 days after the close of each calendar year, specific tax information, which describes each shareholder's share of our income, gain, loss and deduction for its preceding taxable year.  In preparing this information, which is generally not reviewed by counsel, we use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine the shareholder's share of income, gain, loss and deduction.  Any of those conventions may not yield a result that conforms to the requirements of the Code, regulations or administrative interpretations of the IRS.  The IRS may successfully contend in court that those accounting and reporting conventions are impermissible.  Any challenge by the IRS could negatively affect the value of the common stock.

Elective Procedures for Large Partnerships.    The Code allows large partnerships to elect streamlined procedures for income tax reporting.  This election would reduce the number of items that must be separately stated on the Schedules K-1 that are issued to the shareholders, and such Schedules K-1 would have to be provided to shareholders on or before the first March 15 following the close of each taxable year.  In addition, this election would prevent Lazard Ltd, which is taxed as a partnership for U.S. Federal income tax purposes, from suffering a "technical termination" (which would close our taxable year) if, within a twelve month period, there is a sale or exchange of 50% or more of our total interests.  To date, Lazard Ltd has not made such an election.

Backup Withholding.    For each calendar year, Lazard Ltd reports to its shareholders who are U.S. Persons and to the IRS the amount of distributions that it pays, and the amount of tax (if any) that it withholds on these distributions.  Under the backup withholding rules, you may be subject to backup withholding tax with respect to distributions paid unless you: (i) are a corporation or come within another exempt category and demonstrate this fact when required; or (ii) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding tax and otherwise comply with the applicable requirements of the backup withholding tax rules.  Exempt shareholders who are U.S. Persons should indicate their exempt status on a properly completed IRS Form W-9 or an applicable substitute form.  A non-U.S. Person may qualify as an exempt recipient by submitting a properly completed IRS Form W-8BEN or an applicable substitute form.  Backup withholding is not an additional tax.  The amount of any backup withholding from a payment to a shareholder will be allowed as a credit against such shareholder's U.S. Federal income tax liability and may entitle the shareholder to a refund.

Treatment of Amounts Withheld.    If Lazard Ltd or any of its subsidiaries is required to withhold any U.S. tax on distributions made to any shareholder or to Lazard Ltd that are allocable to any shareholder, Lazard Ltd or such subsidiary will pay such withheld amount to the IRS.  That payment, if made, will be treated as a distribution of cash to the shareholder with respect to whom the payment was made and will reduce the amount of cash to which such shareholder would otherwise be entitled.

Nominee Reporting.    Persons who hold an interest in Lazard Ltd as a nominee for another person are required to furnish to us:

(a)	the name, address and taxpayer identification number of the beneficial owner and the nominee,

(b)	whether the beneficial owner is:

(1)	a person that is not a U.S. Person,

(2)	a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing, or

(3)	a tax-exempt entity,

(c)	the amount and description of common stock held, acquired or transferred for the beneficial owner, and

(d)	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. Persons and specific information on common stock they acquire, hold or transfer for their own account.  A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Code for failure to report that information to Lazard Ltd.  The nominee is required to supply the beneficial owner of the common stock with the information return furnished by Lazard Ltd.

UNDERWRITING

Lazard Ltd, the selling shareholders and Goldman, Sachs & Co. (the "underwriter") have entered into an underwriting agreement and a pricing agreement with respect to the shares of our common stock being offered.  Subject to certain conditions, the underwriter has agreed to purchase all of the 7,397,837 shares offered hereby.  Also, pursuant to the Lazard Group Purchase, Lazard Group has agreed to purchase 2,500,000 shares from the selling shareholders through the underwriter, as agent, at the same price per share paid by the underwriter for the shares in this offering.  The Lazard Group Purchase is conditioned upon the closing of this offering.

The underwriter may receive from purchasers of the shares normal brokerage commissions in amounts agreed with such purchasers.

Our common stock is traded on the New York Stock Exchange under the symbol "LAZ".

The underwriter proposes to offer the shares of our common stock from time to time for sale in one or more transactions on the New York Stock Exchange, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part.  In connection with the sale of the shares of common stock offered hereby, the underwriter may be deemed to have received compensation in the form of underwriting discounts.  The underwriter may effect such transactions by selling shares of our common stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriter and/or purchasers of shares of our common stock for whom they may act as agents or to whom they may sell as principal.

In connection with the offering, the underwriter may purchase and sell shares of our common stock in the open market.  These transactions may include short sales and purchases to cover positions created by short sales. Short sales involve the sale by the underwriter of a greater number of shares than it is required to purchase in the offering.  The underwriter will need to close out any short sale by purchasing shares in the open market.  The underwriter is likely to create a short position if it is concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

Purchases to cover a short position, as well as other purchases by the underwriter for its own account, may have the effect of preventing or retarding a decline in the market price of the Company's stock, and may maintain or otherwise affect the market price of our common stock.  As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

Each of us and the selling shareholders have agreed with the underwriter, subject to certain exceptions, not to dispose of or hedge any of our shares of common stock or securities convertible into or exchangeable for shares of our common stock during the period from the date of this prospectus supplement continuing through the date that is 60 days (in our case) or 75 days (in the case of the selling shareholders) after the date of this prospectus supplement, except with the prior written consent of the underwriter.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), the underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)
to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriter for any such offer; or

(d)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The underwriter has represented and agreed that:

(a)
it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA would not, if the Issuer was not an authorized person, apply to the Issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore.  Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Securities and Exchange Law) and the underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Lazard estimates that the total expenses of this offering and the Lazard Group Purchase, all of which will be borne by Lazard, and excluding deemed underwriting discounts and commissions, will be approximately $800,000.

Lazard and the selling shareholders have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act.

The underwriter and its affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities.  In the ordinary course of their various business activities, the underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of the Company.

The underwriter and its affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Company, for which they received or will receive customary fees and expenses.  Lazard Ltd, Lazard Group and their affiliates have in the past provided, and may in the future from time to time provide, similar services to the underwriter and its affiliates on customary terms and for customary fees.  The underwriter was an underwriter in the equity public offering and the ESU offering and an initial purchaser in two privately placed Lazard Group notes offerings.

VALIDITY OF COMMON STOCK

The validity of the shares of our common stock offered hereby has been passed upon for Lazard Ltd by Conyers Dill & Pearman, Hamilton, Bermuda.  Lazard has been represented by Cravath, Swaine & Moore LLP, New York, New York.  Goldman, Sachs & Co. has been represented by Sullivan & Cromwell LLP, New York, New York.

EXPERTS

The consolidated financial statements and the related financial statement schedule, incorporated in this prospectus supplement by reference from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009, and the effectiveness of the Company's internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Prospectus

Class A Common Stock

Debt Securities

Preference Shares

Warrants

Stock Purchase Contracts

Stock Purchase Units

The securities covered by this prospectus may be sold from time to time by Lazard Ltd.  In addition, selling security holders to be named in a prospectus supplement may offer and sell from time to time securities in such amounts as set forth in such prospectus supplement.  We may, and any selling security holder may, offer the securities independently or together in any combination for sale directly to purchasers or through underwriters, dealers or agents to be designated at a future date.  Unless otherwise set forth in a prospectus supplement, we will not receive any proceeds from the sale of securities by any selling security holders.

When we offer securities, we will provide you with a prospectus supplement describing the specific terms of the specific issue of securities, including the offering price of the securities.  You should carefully read this prospectus and the prospectus supplement relating to the specific issue of securities, together with the documents we incorporate by reference, before you decide to invest in any of these securities.

THIS PROSPECTUS MAY NOT BE USED TO OFFER OR SELL ANY SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

Our Class A common stock is traded on the New York Stock Exchange under the symbol "LAZ."

 Investing in our securities involves risks.  See "Risk Factors" on page  4 of this prospectus.  You should carefully review the risks and uncertainties described under the heading "Risk Factors" contained in the applicable prospectus supplement and any related free writing prospectus, and under similar headings in the other documents that are incorporated by reference into this prospectus.

                 Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

 The date of this prospectus is March 16, 2010.

             No person is authorized to give any information or to represent anything not contained in this prospectus.  You must not rely on any unauthorized information or representations.  This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.  The information contained in this prospectus is current only as of its date.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the United States Securities and Exchange Commission, which we refer to in this prospectus as the "SEC," using the "shelf" registration process. Under this shelf registration process, we, or certain of our security holders, may sell the securities described in this prospectus in one or more offerings.

This prospectus provides you with a general description of the securities we or a selling security holder may offer.  Each time we, or, under certain circumstances, our security holders, sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the means of distribution.  The prospectus supplement may include other special considerations applicable to such offering of securities.  The prospectus supplement may also add to, update or change information contained in this prospectus.  If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement.  You should carefully read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

The prospectus supplement will describe: the terms of the securities offered, any initial public offering price, the price paid to us for the securities, the net proceeds to us, the manner of distribution and any underwriting compensation and the other specific material terms related to the offering of these securities.  For more detail on the terms of the securities, you should read the exhibits filed with or incorporated by reference in our registration statement of which this prospectus forms a part.

In this prospectus, unless the context otherwise requires, the terms:

●
"Lazard," "we," "our," "us" and the "Company" refer to Lazard Ltd, a Bermuda exempted company whose shares of common stock are publicly traded on the New York Stock Exchange under the symbol "LAZ," and its subsidiaries, including Lazard Group.

●
"Lazard Group," refers to Lazard Group LLC, a Delaware limited liability company that is the holding company for the subsidiaries that conduct Lazard’s business (which includes all of the businesses, subsidiaries, assets and liabilities of Lazard Ltd and Lazard Group, which we refer to in this prospectus as "our business").

References to "securities" includes any security that we might sell under this prospectus or any prospectus supplement.

We prepare our financial statements in U.S. dollars and  in conformity with U.S. generally accepted accounting principles, or "U.S. GAAP", including all of the financial statements incorporated by reference or included in this prospectus.  Our fiscal year ends on December 31.  In this prospectus, except where otherwise indicated, references to "$" or "dollars" are to the lawful currency of the United States.

The results of operations for the period prior to May 10, 2005, the date of our initial equity public offering, do not reflect what our results of operations would have been had we been a stand-alone, public company. In addition, the results of operations for the period prior to May 10, 2005 are not comparable to results of operations for subsequent periods.

The Lazard logo and the other trademarks, trade names and service marks of Lazard mentioned in this prospectus, including Lazard®, are the property of, and are used with the permission of, our subsidiaries.

This prospectus contains summaries of certain provisions contained in some of the documents described herein.  Please refer to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents.  Copies of the documents referred to herein have been filed, or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under "Where You Can Find More Information."

  You should rely only on the information contained in this prospectus or incorporated by reference in this prospectus.  We have not authorized anyone to provide you with different information.  The distribution of this prospectus and sale of these securities in certain jurisdictions may be restricted by law.  Persons in possession of this prospectus are required to inform themselves about and observe any such restrictions.  We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.  You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only.  Our business, financial condition, results of operations and prospects may have changed since that date.

LAZARD LTD

    We are one of the world's preeminent financial advisory and asset management firms and have long specialized in crafting solutions to the complex financial and strategic challenges of our clients. We serve a diverse set of clients around the world, including corporations, partnerships, institutions, governments and high-net worth individuals. The first Lazard partnership was established in 1848. Over time we have extended our activities beyond our roots in New York, Paris and London. We currently operate from 40 cities in key business and financial centers across 25 countries throughout Europe, North America, Asia, Australia, and Central and South America. We focus primarily on two business segments - Financial Advisory and Asset Management. We believe that the mix of our activities across business segments, geographic regions, industries and investment strategies helps to diversify and stabilize our revenue stream.

Lazard Ltd was incorporated in Bermuda on October 25, 2004.  Lazard Group was formed in Delaware on March 2, 2000 under the name Lazard LLC and was renamed Lazard Group LLC on May 10, 2005.  Our principal executive offices are located in the U.S. at 30 Rockefeller Plaza, New York, New York 10020, with a general telephone number of (212) 632-6000, in France at 121 Boulevard Haussmann, 75382 Paris Cedex 08, with a general telephone number of 33-1-44-13-01-11 and in the U.K. at 50 Stratton Street, London W1J 8LL, with a general telephone number of 44-207-187-2000.  Lazard Ltd's registered office in Bermuda is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, with a general telephone number of (441) 295-1422.  We maintain a public website at  http://www.lazard.com.  The information contained in or connected to our website is not a part of this prospectus, and you should not rely on such information in making your decision whether to purchase securities.

RISK FACTORS

Investing in our securities involves risks. Potential investors are urged to read and consider the risk factors and other disclosures relating to an investment in securities issued by Lazard Ltd described in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, as updated by annual, quarterly and other reports and documents we file with the SEC after the date of this prospectus and that are incorporated by reference herein. Before making an investment decision, you should carefully consider those risks as well as other information we include or incorporate by reference in this prospectus and any prospectus supplement. If any of the events or developments described actually occurred, our business, financial condition or results of operations would likely suffer. The risks and uncertainties we have described are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also affect our business operations. To the extent a particular offering implicates additional risks, we will include a discussion of those risks in the applicable prospectus supplement.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any accompanying prospectus supplement and the information incorporated herein and therein by reference include forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, which we refer to in this prospectus as the "Exchange Act."  We have made statements in the prospectus and in the information incorporated by reference in this prospectus under the captions "Lazard Ltd," "Risk Factors," "Management’s Discussion and Analysis of Financial Condition and Results of Operations" and in other sections of this prospectus, and in the information incorporated by reference in this prospectus that are forward-looking statements.

In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," and the negative of these terms and other comparable terminology.  These forward-looking statements, which are subject to known and unknown risks, uncertainties and assumptions about us, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business.  These statements are only predictions based on our current expectations and projections about future events.  There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements.  In particular, you should consider the numerous risks and uncertainties outlined in "Risk Factors," including the following:

●	a continued decline or further deterioration in general economic conditions or the global financial markets,

●	losses caused by financial or other problems experienced by third parties,

●	losses due to unidentified or unanticipated risks,

●	a lack of liquidity, i.e., ready access to funds, for use in our businesses, and

●	competitive pressure on our businesses and on our ability to retain our employees.

These risks and uncertainties are not exhaustive.  Other sections of this prospectus may include additional factors which could adversely impact our business and financial performance.  Moreover, we operate in a very competitive and rapidly changing environment.  New risks and uncertainties emerge from time to time, and it is not possible for our management to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements.  Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements.  You should not rely upon forward-looking statements as predictions of future events.  We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations and we do not intend to do so.

Forward-looking statements include, but are not limited to, statements about the:

●	business' possible or assumed future results of operations and operating cash flows,

●	business' strategies and investment policies,

●	business' financing plans and the availability of short-term borrowing,

●	business' competitive position,

●	future acquisitions, including the consideration to be paid and the timing of consummation,

●	potential growth opportunities available to our businesses,

●	recruitment and retention of our managing directors and employees,

●	target levels of compensation expense,

●	business' potential operating performance, achievements, productivity improvements, efficiency and cost reduction efforts,

●	likelihood of success and impact of litigation,

●	expected tax rate,

●	changes in interest and tax rates,

●
expectations with respect to the economy, securities markets, the market for mergers, acquisitions, strategic advisory and restructuring activity, the market for asset management activity and other industry trends,

●	effects of competition on our businesses, and

●	impact of future legislation and regulation on our businesses.

Lazard is committed to providing timely and accurate information to the investing public, consistent with our legal and regulatory obligations.  To that end, we use websites to convey information about our businesses, including the anticipated release of quarterly financial results, quarterly financial, statistical and business-related information, and the posting of updates of assets under management, or which we refer to in this prospectus as "AUM," in various mutual funds, hedge funds and other investment products managed by Lazard Asset Management LLC, or which we refer to in this prospectus as "LAM," and its subsidiaries.  Monthly updates of these funds are posted to the LAM website ( http://www.lazardnet.com ) by the third business day following the end of each month. Investors can link to Lazard Ltd, Lazard Group and their operating company websites through  http://www.lazard.com. The information contained in or connected to our website is not a part of this prospectus, and you should not rely on such information in making your decision whether to purchase securities.

SELLING SECURITY HOLDERS

            We may register securities covered by this prospectus for re-offers and resales by any selling security holders to be named in a prospectus supplement.  Because we are a well-known seasoned issuer, as defined in Rule 405 of the Securities Act, we may add secondary sales of securities by any selling security holders by filing a prospectus supplement with the SEC.  We may register these securities to permit selling security holders to resell their securities when they deem appropriate.  A selling security holder may resell all, a portion or none of their securities at any time and from time to time.  We may register those securities for sale through an underwriter or other plan of distribution as set forth in a prospectus supplement.  See "Plan of Distribution."  Selling security holders may also sell, transfer or otherwise dispose of some or all of their securities in transactions exempt from the registration requirements of the Securities Act.  We may pay all expenses incurred with respect to the registration of the securities owned by the selling security holders, other than underwriting fees, discounts or commissions, which will be borne by the selling security holders.  We will provide you with a prospectus supplement naming the selling security holders, the amount of securities to be registered and sold and other terms of the securities being sold by a selling security holder.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges and the deficiency of our earnings to cover fixed charges for the periods indicated.

	Year Ended December 31, 2009		Year Ended December 31, 2008		Year Ended December 31, 2007		Year Ended December 31, 2006		Year Ended December 31, 2005

Ratio of earnings to fixed charges(a)	—	(b)	1.16	x	3.69	x	3.74	x	4.62	x

(a)
For purposes of computing the ratio of earnings to fixed charges: earnings for the years ended December 31, 2009, 2008, 2007, 2006 and 2005 represent income from continuing operations before income taxes, and, for the period prior to May 10, 2005, the date of Lazard Ltd's equity public offering, before distributions for services rendered by managing directors and employee members of LAM, and before fixed charges, and fixed charges represent the interest expense from continuing operations and the portion of rental expense from continuing operations which represents an appropriate interest factor.

(b)	Lazard's earnings were insufficient to cover its fixed charges by $182 million for the year ended December 31, 2009.

USE OF PROCEEDS

Unless otherwise indicated in a prospectus supplement, we intend to use the net proceeds from the sale of our securities for general corporate purposes, which may include additions to working capital, repayment of indebtedness, the financing of possible acquisitions and investments, stock repurchases or for such other purposes as may be specified in the applicable prospectus supplement.  Unless otherwise set forth in a prospectus supplement, we will not receive any proceeds from any sales of our securities by any selling security holder to be named in a prospectus supplement.

DESCRIPTION OF CAPITAL STOCK WE OR SELLING SECURITY HOLDERS MAY OFFER

For a description of the common stock we or selling security holders may offer, see "Description of Capital Stock," in Lazard Ltd’s final prospectus filed pursuant to Rule 424(b)(3) of the Securities Act on May 6, 2005 with respect to the Registration Statement on Form S-1 (File No. 333-121407).  See "Where You Can Find More Information."

DESCRIPTION OF DEBT SECURITIES WE MAY OFFER

The following description of the terms of the debt securities we may issue sets forth certain general terms and provisions of any debt securities to which any prospectus supplement may relate.  The particular terms of debt securities offered by any prospectus supplement and the extent, if any, to which these general terms and provisions may apply to those debt securities will be described in the prospectus supplement relating to the applicable debt securities.  The applicable prospectus supplement may also state that any of the terms set forth in this description are inapplicable to such debt securities.  This description does not purport to be complete.

General

We may enter into indenture agreements with respect to any debt securities we may offer.  We may enter into separate indentures, with different trustees, for our debt securities.  We use the term "indentures" to refer to any such indentures we may enter into, and we use the term "trustees" to refer to the trustees under such indentures.  The material terms of any indenture governing a series of debt securities will be described in the applicable prospectus or prospectus supplement.  The indentures will be qualified under the Trust Indenture Act of 1939, as amended.

If specified in the prospectus supplement or other offering material, certain of our subsidiaries may guarantee such debt securities or we may guarantee debt securities issued by our subsidiaries as described in the prospectus supplement or other offering material relating to the applicable debt securities.

Additional Information

We will describe in any applicable prospectus supplement the following terms relating to a series of debt securities:

●	the title,

●	any limit on the amount that may be issued,

●	whether or not we will issue the series of notes in global form, the terms and who the depository will be,

●	the maturity date,

●
the annual interest rate, which may be fixed or variable, or the method for determining the rate and the date interest will begin to accrue, the dates interest will be payable and the regular record dates for interest payment dates or the method for determining such dates,

●	whether or not the notes will be secured or unsecured, and the terms of any secured debt,

●	the terms of the subordination of any series of subordinated debt,

●	the place where payments will be payable,

●	our right, if any, to defer payment of interest and the maximum length of any such deferral period,

●	the date, if any, after which, and the price at which, we may, at our option, redeem the series of notes pursuant to any optional redemption provisions,

●
the date, if any, on which, and the price at which we are obligated, pursuant to any mandatory sinking fund provisions or otherwise, to redeem, or at the holder’s option to purchase, the series of notes,

●	whether the indenture will restrict our ability to pay dividends, or will require us to maintain any asset ratios or reserves,

●	whether we will be restricted from incurring any additional indebtedness,

●	a discussion on any material or special United States Federal income tax considerations applicable to the notes,

●	if applicable, a discussion of any material Bermuda tax considerations,

●	the denominations in which we will issue the series of notes, if other than denominations of $1,000 and any integral multiple thereof, and

●	any other specific terms, preferences, rights or limitations of, or restrictions on, the debt securities.

  The applicable prospectus supplement will describe the terms of any debt securities offered thereby.

Conversion or Exchange of Debt Securities

  Such prospectus or prospectus supplement will also describe, if applicable, the terms on which the debt securities may be converted or exchanged into our common stock, preference shares or other securities or property. These terms will include whether the conversion or exchange is mandatory, is at our option or is at the option of the holder. The prospectus supplement will describe how the number of shares of common stock, preference shares or other securities or property to be received would be calculated.

DESCRIPTION OF PREFERENCE SHARES WE MAY OFFER

The following description of the terms of the preference shares we may issue sets forth certain general terms and provisions of any series of preference shares to which any prospectus supplement may relate.  The particular terms of the preference shares offered by any prospectus supplement and the extent, if any, to which these general terms and provisions may apply to those series of preference shares will be described in the prospectus supplement relating to the applicable preference shares.  The applicable prospectus supplement may also state that any of the terms set forth in this description are inapplicable to such series of preference shares.  This description does not purport to be complete and is subject to and qualified in its entirety by reference to applicable Bermuda law and the provisions of our bye-laws relating to our preference shares.

We may issue preference shares.  Preference shares may be issued independently or together with any other securities and may be attached to or separate from the securities.

Pursuant to Bermuda law and our bye-laws, our board of directors by resolution may establish one or more class or series of preference shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the board of directors without any shareholder approval.  Such rights, preferences, powers and limitations as may be established could also have the effect of discouraging an attempt to obtain control of Lazard Ltd.  We currently have 15,000,000 authorized preference shares, par value $0.01 per share.

The board of directors, in approving the issuance of a class or series of preference shares and the applicable prospectus supplement, will set forth with respect to such class or series, the following:

●	the number of shares in the class or series,

●	the designations of the class or series,

●
the dividend rates on the shares of that class or series (including, whether dividends are cumulative, and if so, from which date(s)) and the relative rights of priority, if any, of the payment of dividends on shares of that class or series,

●	whether that class or series has voting rights (in addition to voting rights provided by law), and if so, the terms of such voting rights,

●
the conversion or exchange rights of the class or series, if any (including conversion into common stock), including the terms and conditions of such conversion or exchange (including provision for adjustment of the conversion or exchange rate as the board of directors determines),

●	whether the class or series will have a sinking fund for the redemption or repurchase of shares of that class or series, and if so, the terms and amounts of such sinking fund,

●
the right of the shares of that class or series to the benefit of conditions and restrictions upon the creation of indebtedness of Lazard Ltd or any of its subsidiaries, upon the issue of any additional shares (including additional shares of such class or series or any other class or series) and upon the payment of dividends or the making of other distributions on, and the purchase, redemption or other acquisition by Lazard Ltd or any of its subsidiaries of any issued shares of Lazard Ltd,

●	the liquidation rights and other relative participation, and

●	any optional or other special rights, qualifications, limitations or restrictions of that class or series.

The terms of each class or series of preference shares will be described in any prospectus supplement related to such class or series of preference shares and will contain a discussion of any material Bermuda or material United States Federal income tax considerations applicable to the preference shares.

DESCRIPTION OF WARRANTS WE MAY OFFER

The following description of the terms of warrants we may issue sets forth certain general terms and provisions of any warrants to which any prospectus supplement may relate.  The particular terms of warrants offered by any prospectus supplement and the extent, if any, to which these general terms and provisions may apply to those warrants will be described in the prospectus supplement relating to the applicable warrants.  The applicable prospectus supplement may also state that any of the terms set forth in this description are inapplicable to such warrants.  This description does not purport to be complete.

General

We may issue warrants, including warrants to purchase shares of our common stock and preference shares.  Warrants may be issued independently or together with any securities and may be attached to or separate from the securities.  Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent.

Debt Warrants

The applicable prospectus supplement will describe the terms of debt warrants offered thereby, the warrant agreement relating to the debt warrants and the certificates representing the debt warrants, including the following:

●	the title of the debt warrants,

●	the aggregate number of debt warrants,

●	the price or prices at which the debt warrants will be issued,

●	the currency or currencies, including composite currencies or currency units, in which the price of the debt warrants may be payable,

●
the designation, aggregate principal amount and terms of the debt securities purchasable upon exercise of the debt warrants, and the procedures and conditions relating to the exercise of the debt warrants,

●	the designation and terms of any related debt securities with which the debt warrants are issued, and the number of the debt warrants issued with each debt security,

●
the currency or currencies, including composite currencies or currency units, in which any principal, premium, if any, or interest on the debt securities purchasable upon exercise of the debt warrants will be payable,

●	the date, if any, on and after which the debt warrants and the related debt securities will be separately transferable,

●
the principal amount of debt securities that may be purchased upon exercise of each debt warrant, and the price at which and the currency or currencies, including composite currencies or currency units, in which the principal amount of debt securities may be purchased upon exercise,

●	the date on which the right to exercise the debt warrants will commence, and the date on which the right will expire,

●	the maximum or minimum number of the debt warrants that may be exercised at any time,

●	if applicable, a discussion of any material Bermuda tax considerations,

●	if applicable, a discussion of any material United States Federal income tax considerations, and

●	any other terms of the debt warrants and terms, procedures and limitations relating to the exercise of the debt warrants.

Certificates representing debt warrants will be exchangeable for new certificates representing debt warrants of different denominations, and debt warrants may be exercised at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement.  Before the exercise of their debt warrants, holders of debt warrants will not have any of the rights of holders of the debt securities issuable upon exercise and will not be entitled to payment of principal of or any premium or interest on the debt securities issuable upon exercise.

Other Warrants

The applicable prospectus supplement will describe the following terms of any other warrants that we may issue:

●	the title of the warrants,

●	the securities (which may include preference shares or common stock) for which the warrants are exercisable,

●	the price or prices at which the warrants will be issued,

●	the currency or currencies, including composite currencies or currency units, in which the price of the warrants may be payable,

●
if applicable, the designation and terms of the preference shares or common stock with which the warrants are issued, and the number of the warrants issued with each share of preference shares or common stock,

●	if applicable, the date on and after which the warrants and the related preference shares or common stock will be separately transferable,

●	if applicable, a discussion of any material Bermuda tax considerations,

●	if applicable, a discussion of any material United States Federal income tax considerations, and

●	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Exercise of Warrants

Each warrant will entitle the holder to purchase for cash or other consideration the number of debt securities, preference shares or shares of our common stock at the exercise price as will in each case be described in, or can be determined from, the applicable prospectus supplement relating to the offered warrants.  Warrants may be exercised at any time up to the close of business on the expiration date described in the applicable prospectus supplement.  After the close of business on the expiration date, unexercised warrants will become void.

Warrants may be exercised as described in the applicable prospectus supplement.  Upon receipt of payment and the certificate representing the warrant properly completed and duly executed at the corporate trust office of the warrant agent or any other offices indicated in the applicable prospectus supplement, we will, as soon as practicable, forward the securities issuable upon exercise.  If less than all of the warrants represented by the certificate are exercised, a new certificate will be issued for the remaining warrants.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE
UNITS WE MAY OFFER

The following description of the terms of stock purchase contracts and stock purchase units we may issue sets forth certain general terms and provisions of any stock purchase contracts or stock purchase units to which any prospectus supplement may relate.  The particular terms of stock purchase contracts or stock purchase units offered by any prospectus supplement and the extent, if any, to which these general terms and provisions may apply to those stock purchase contracts or stock purchase units will be described in the prospectus supplement relating to the applicable stock purchase contracts or stock purchase units.  The applicable prospectus supplement may also state that any of the terms set forth in this description are inapplicable to such stock purchase contracts or stock purchase units.  This description does not purport to be complete.

We may issue stock purchase contracts, including contracts obligating holders to purchase from or sell to us, and obligating us to sell to or purchase from the holders, a specified number of shares of our common stock or preference shares at a future date or dates, which we refer to in this prospectus as "stock purchase contracts."  The price per share of the securities and the number of shares of the securities may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts, and may be subject to adjustment under anti-dilution formulas.  The stock purchase contracts may be issued separately or as part of units consisting of a stock purchase contract and debt securities or debt obligations of third parties, including U.S. treasury securities, any other securities described in the applicable prospectus supplement or any combination of the foregoing, securing the holders' obligations to purchase the securities under the stock purchase contracts, which we refer to herein as "stock purchase units."  The stock purchase contracts may require holders to secure their obligations under the stock purchase contracts in a specified manner.  The stock purchase contracts also may require us to make periodic payments to the holders of the stock purchase contracts or the stock purchase units, as the case may be, or vice versa, and those payments may be unsecured or pre-funded on some basis.

The applicable prospectus supplement will describe the terms of any stock purchase contracts or stock purchase units offered thereby and will contain a discussion of any material Bermuda or material United States Federal income tax considerations applicable to the stock purchase contracts and stock purchase units.

PLAN OF DISTRIBUTION

We may sell our securities, and any selling security holder may offer and sell securities covered by this prospectus, in any one or more of the following ways from time to time:

●	through agents;

●	to or through underwriters;

●	through brokers or dealers;

●
through a block trade in which the broker or dealer engaged to handle the block trade will attempt to sell the securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

●	directly by us or any selling security holders to purchasers, including through a specific bidding, auction or other process; or

●	through a combination of any of these methods of sale.

We will describe in a prospectus supplement the particular terms of the offering of the securities, including the following:

●	the names of any underwriters, dealers or agents;

●	the purchase price of the securities and the net proceeds we will receive from the sale;

●	any underwriting discounts and other items constituting underwriters' compensation;

●	any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers;

●	any securities exchanges on which the securities of the series may be listed; and

●	any other information we think is material.

In addition, we and any selling security holder may sell any securities covered by this prospectus in private transactions or under Rule 144 of the Securities Act rather than pursuant to this prospectus.

We may sell offered securities directly or through agents designated by us from time to time. Any agent in the offer or sale of the securities for which this prospectus is delivered will be named, and any commissions payable by us to that agent will be set forth, in the prospectus supplement. Unless indicated in the prospectus supplement, the agents will have agreed to use their reasonable best efforts to solicit purchases for the period of their appointment.

In connection with the sale of securities covered by this prospectus, broker-dealers may receive commissions or other compensation from us in the form of commissions, discounts or concessions. Broker-dealers may also receive compensation from purchasers of the securities for whom they act as agents or to whom they sell as principals or both. Compensation as to a particular broker-dealer may be in excess of customary commissions or in amounts to be negotiated. In connection with any underwritten offering, underwriters may receive compensation in the form of discounts, concessions or commissions from us or from purchasers of the securities for whom they act as agents. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Any underwriters, broker-dealers agents or other persons acting on our behalf that participate in the distribution of the securities may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of the securities by them and any discounts, commissions or concessions received by any of those underwriters, broker-dealers agents or other persons may be deemed to be underwriting discounts and commissions under the Securities Act.

In connection with the distribution of the securities covered by this prospectus or otherwise, we or any selling security holder may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our securities in the course of hedging the positions they assume with us or any selling security holder. We or any selling security holder may also sell securities short and deliver the securities offered by this prospectus to close out our short positions. We or any selling security holder may also enter into options or other transactions with broker-dealers or other financial institutions that require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus, as supplemented or amended to reflect such transaction. We or any selling security holder may also from time to time pledge our securities pursuant to the margin provisions of our customer agreements with our brokers. Upon our default, the broker may offer and sell such pledged securities from time to time pursuant to this prospectus, as supplemented or amended to reflect such transaction.

At any time a particular offer of the securities covered by this prospectus is made, a revised prospectus or prospectus supplement, if required, will be distributed which will set forth the aggregate amount of securities covered by this prospectus being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, any discounts, commissions, concessions and other items constituting compensation from us and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such prospectus supplement, and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the securities covered by this prospectus. In order to comply with the securities laws of certain states, if applicable, the securities sold under this prospectus may only be sold through registered or licensed broker-dealers. In addition, in some states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from registration or qualification requirements is available and is complied with.

In connection with an underwritten offering, we and any selling security holder would execute an underwriting agreement with an underwriter or underwriters. Unless otherwise indicated in the revised prospectus or applicable prospectus supplement, such underwriting agreement would provide that the obligations of the underwriter or underwriters are subject to certain conditions precedent, and that the underwriter or underwriters with respect to a sale of the covered securities will be obligated to purchase all of the covered securities, if any such securities are purchased. We or any selling security holder may grant to the underwriter or underwriters an option to purchase additional securities at the public offering price, less any underwriting discount, as may be set forth in the revised prospectus or applicable prospectus supplement. If we or any selling security holder grants any such option, the terms of that option will be set forth in the revised prospectus or applicable prospectus supplement.

Underwriters, agents, brokers or dealers may be entitled, pursuant to relevant agreements entered into with us, to indemnification by us or any selling security holder against certain civil liabilities, including liabilities under the Securities Act that may arise from any untrue statement or alleged untrue statement of a material fact, or any omission or alleged omission to state a material fact in this prospectus, any supplement or amendment hereto, or in the registration statement of which this prospectus forms a part, or to contribution with respect to payments which the underwriters, agents, brokers or dealers may be required to make.

LEGAL MATTERS

The validity of the securities will be passed upon for us by Conyers Dill & Pearman, Hamilton, Bermuda, with respect to securities governed by Bermuda law, and by Cravath, Swaine & Moore LLP, New York, New York, with respect to securities governed by New York law, as applicable, unless otherwise indicated in the applicable prospectus supplement. If the securities are being distributed in an underwritten offering, certain legal matters will be passed upon for the underwriters by counsel identified in the related prospectus supplement.

EXPERTS

           The consolidated financial statements and the related financial statement schedule, incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009, and the effectiveness of the Company's internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document the company files at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549, U.S.A. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Lazard Ltd’s SEC filings are also available to the public from the SEC’s website at  http://www.sec.gov. Copies of these reports and other information can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, U.S.A.

We maintain a website at http://www.lazard.com. The information contained in or connected to our website is not a part of this prospectus, and you should not rely on such information in making your decision whether to purchase securities.

We are "incorporating by reference" into this prospectus specific documents that we file with the SEC, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. Information that we file subsequently with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, and any future documents that we file with the SEC (excluding any portions of such documents that are "furnished" but not "filed" for purposes of the Exchange Act) under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until the termination of the offerings of all of the securities covered by this prospectus has been completed. This prospectus is part of a registration statement filed with the SEC.

We are "incorporating by reference" into this prospectus the following documents filed with the SEC (excluding any portions of such documents that have been "furnished" but not "filed" for purposes of the Exchange Act):

●	Lazard Ltd's Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed on March 1, 2010 (File No. 001-32492);

●	Lazard Ltd's Preliminary Proxy Statement on Schedule 14A, filed on March 12, 2010 ("Proxy Statement") (File No. 001-32492); and

●
Description of the Class A common stock and risk factors related to the offering contained in the final prospectus for Lazard Ltd filed pursuant to Rule 424(b)(3) of the Securities Act on May 6, 2005 with respect to the Registration Statement on Form S-1 (File No. 333-121407).

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request and without charge, a copy of the documents referred to above that we have incorporated in this prospectus by reference.  You can request copies of such documents if you call or write us at the following address or telephone number: Investor Relations, Lazard Ltd, 30 Rockefeller Plaza, New York, New York 10020, (212) 632-6000, or you may visit our website at http://www.lazard.com for copies of any of such documents.

This prospectus, any accompanying prospectus supplement or information incorporated by reference herein or therein, contains summaries of certain agreements that we have filed as exhibits to various SEC filings, as well as certain agreements that we will enter into in connection with the offering of securities covered by any particular accompanying prospectus supplement.  The descriptions of these agreements contained in this prospectus, any accompanying prospectus supplement or information incorporated by reference herein or therein do not purport to be complete and are subject to, or qualified in their entirety by reference to, the definitive agreements.  Copies of the definitive agreements will be made available without charge to you by making a written or oral request to us.

You should rely only upon the information contained in this prospectus, any prospectus supplement or incorporated by reference in this prospectus or in any prospectus supplement.  We have not authorized anyone to provide you with different information.  You should not assume that the information in this document is accurate as of any date other than that on the front cover of this prospectus.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in any accompanying prospectus supplement modifies or supersedes such statement.  Any such statement so modified or superseded shall not be deemed, except as so modified and superseded, to constitute a part of this prospectus.

7,397,837 Shares

Lazard Ltd

Class A Common Stock

Goldman, Sachs & Co.